++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+A REGISTRATION STATEMENT RELATED TO THE COMMON STOCK OF BEI TECHNOLOGIES, + +INC. HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT + +YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION +
+OR AMENDMENT.                                                                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                                    EXHIBIT 99.1

          SUBJECT TO COMPLETION OR AMENDMENT, DATED SEPTEMBER 11, 1997

PRELIMINARY INFORMATION STATEMENT

                             BEI TECHNOLOGIES, INC.

DISTRIBUTION OF APPROXIMATELY 7,026,000 SHARES OF COMMON STOCK (PAR VALUE $.001
                                   PER SHARE)

  This Information Statement is being furnished to stockholders of BEI Electronics, Inc. ("Electronics") in connection with the distribution (The "Distribution") to holders of record of Electronics Common Stock, par value $.001 per share ("Electronics Common Stock"), on September 26, 1997 (the "Record Date"), of one share of BEI Technologies, Inc. ("Technologies" or the "Company") Common Stock, par value $.001 per share ("Technologies Common Stock"), for every one share of Electronics Common Stock owned. The Distribution will result in all of the issued and outstanding shares of Technologies Common Stock being distributed to holders of Electronics Common Stock. See "Ownership of Technologies Common Stock by Certain Beneficial Owners and Management" for further information regarding the share ownership of Technologies following the Distribution. Electronics has transferred to Technologies all of the electronic sensors and defense-related businesses formerly conducted by Electronics. See "Description of the Business of BEI Technologies, Inc."

  The Distribution will be effective at the end of the day on September 27, 1997 (the "Effective Date"), with the distribution of Company stock certificates commencing October 10 , 1997 (the "Distribution Date"). No consideration will be paid by Electronics' stockholders for shares of Technologies Common Stock. There is no current trading market for Technologies Common Stock. However, the Technologies Common Stock has been approved for quotation on the Nasdaq National Market System under the trading symbol "BEIQ", subject to official notice of issuance.

  In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors."

                                 ------------

  NO STOCKHOLDER APPROVAL IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR  ANY OTHER FEDERAL  OR STATE AUTHORITY  NOR HAS SUCH
   COMMISSION OR  OTHER AUTHORITY  PASSED UPON THE  ACCURACY OR  ADEQUACY OF
    THIS INFORMATION  STATEMENT. ANY  REPRESENTATION TO  THE CONTRARY  IS A
     CRIMINAL OFFENSE.

                                 ------------

  Stockholders of Electronics with inquiries related to the Distribution should contact BEI Electronics, Inc., One Post Street, Suite 2500, San Francisco, California 94104, telephone (415) 956-4477, or Electronics' transfer agent, ChaseMellon Shareholder Services, L.L.C., Securities Transfer Services, P.O. Box 3310, South Hackensack, New Jersey 07606, telephone (415) 954-9516 (in the San Francisco Bay Area) and (800) 356-2017 (anywhere in the U.S.).

          THE DATE OF THIS INFORMATION STATEMENT IS SEPTEMBER  , 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    iv
SUMMARY OF CERTAIN INFORMATION............................................     v
SUMMARY HISTORICAL FINANCIAL DATA.........................................  viii
SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA ...............................    ix
FORWARD-LOOKING STATEMENTS................................................     1
THE DISTRIBUTION..........................................................     1
  Reasons for the Distribution............................................     1
  Certain Federal Income Tax Consequences of the Distribution.............     2
  Manner of Effecting the Distribution....................................     3
  Opinion of Financial Advisor............................................     3
  Relationship between Electronics and Technologies after the
   Distribution...........................................................     5
    Distribution Agreement................................................     5
    Corporate Services Agreement..........................................     6
    Tax Agreement.........................................................     6
  Related Transactions....................................................     7
  Listing and Trading of Technologies Common Stock........................     8
  Other Consequences of the Distribution..................................     8
FINANCING.................................................................    10
  Bank Credit Facilities..................................................    10
CAPITALIZATION............................................................    11
THE BUSINESS--INTRODUCTION AND HISTORICAL OVERVIEW........................    12
DESCRIPTION OF THE BUSINESS OF BEI TECHNOLOGIES, INC......................    13
  Business Summary and Strategy...........................................    13
  Customers and Markets...................................................    14
  Products and Proprietary Systems........................................    14
  Backlog.................................................................    16
  Competition.............................................................    17
  Manufacturing...........................................................    17
  Research and Development................................................    17
  Employees...............................................................    18
  Intellectual Property...................................................    18
  Environmental Matters...................................................    18
  Properties..............................................................    19
  Legal Proceedings.......................................................    19
SELECTED HISTORICAL FINANCIAL DATA........................................    20
SELECTED UNAUDITED PRO FORMA FINANCIAL DATA...............................    21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................    25
  Comparison of Nine Months Ended June 28, 1997 and June 29, 1996.........    25
    Net Sales.............................................................    25
    Cost of Sales.........................................................    25
    Selling, General and Administrative Expenses..........................    25
    Research, Development and Related Expenses............................    26
    Interest Expense and Other Income.....................................    26
    Income from Continuing Operations.....................................    26
    Income from Discontinued Operations...................................    26

                                                                           PAGE
                                                                           ----
    Liquidity and Capital Resources.......................................  26
  Fiscal Years 1996, 1995 and 1994........................................  27
    Net Sales.............................................................  27
    Cost of Sales.........................................................  27
    Selling, General and Administrative Expenses..........................  27
    Research, Development and Related Expenses............................  28
    Interest Expense and Other Income.....................................  28
    Provision for Income Taxes for Continuing Operations..................  28
    Deferred Income Taxes.................................................  28
    Income (Loss) from Discontinued Operations............................  28
    Liquidity and Capital Resources.......................................  29
    Effects of Inflation..................................................  29
RISK FACTORS..............................................................  30
  Competition.............................................................  30
  Limited Manufacturing Experience; Scale Up Risk; Product Recall Risk....  30
  Contracting with the U.S. Government....................................  30
  Research and Development................................................  31
  Manufacturing Processes and Equipment...................................  31
  Dependence Upon Key Personnel...........................................  31
  Dependence Upon Key Suppliers...........................................  31
  Availability of Cost of Additional Funds................................  32
  Uncertainty of Tax Consequences.........................................  32
  No Prior Public Market for Common Stock; Potential Volatility of Stock
   Price..................................................................  32
  Anti-Takeover Effects of Delaware Law and Certain Charter Provisions;
   Stockholder Rights Plan................................................  32
  Uncertainty of Future Profitability.....................................  33
  Uncertainty of Dividends................................................  33
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY...........................  33
  Directors...............................................................  33
  Classified Board of Directors...........................................  35
  Board Compensation and Benefits.........................................  35
  Committees of the Board of Directors....................................  35
    Audit Committee.......................................................  35
    Compensation Committee................................................  35
  Compensation Committee Interlocks and Insider Participation.............  35
  Certain Relationships...................................................  36
  Executive Officers......................................................  36
EXECUTIVE COMPENSATION....................................................  37
  Executive Compensation Prior to the Distribution........................  37
  Electronics Stock Option Grants and Exercises...........................  38
  Employment Agreements...................................................  38
NEW INCENTIVE PLANS OF BEI TECHNOLOGIES, INC..............................  39
  1997 Equity Incentive Plan..............................................  39
  401(k) Plan.............................................................  40
  Management Incentive Bonus Plan.........................................  40
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS...................  40
  Elimination of Liability of Directors...................................  40
  Indemnification of Directors and Officers...............................  40

                                                                           PAGE
                                                                           ----
OWNERSHIP OF TECHNOLOGIES COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND
 MANAGEMENT ..............................................................  41
DESCRIPTION OF CAPITAL STOCK..............................................  43
  Authorized Capital Stock................................................  43
  Company Common Stock....................................................  43
  Company Preferred Stock.................................................  43
  Common Stock Dividend Policy............................................  43
CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF
 INCORPORATION, THE BYLAWS AND STATE LAW..................................  43
  Classified Board of Directors...........................................  43
  Number of Directors; Removal; Filling Vacancies.........................  44
  No Stockholder Action by Written Consent; Special Meetings..............  44
  Advance Notice Provisions for Stockholder Nominations and Stockholder
   Proposals..............................................................  45
  Preferred Stock.........................................................  46
  Amendment of Certain Provisions of the Certificate and Bylaws...........  47
  Anti-Takeover Legislation...............................................  47
  Fair Price Provision....................................................  47
  Comparison with Certain Rights of Holders of Electronics Common Stock...  48
STOCKHOLDER RIGHTS PLAN...................................................  49
INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE....................... F-1

                             AVAILABLE INFORMATION

  Technologies has filed with the Securities and Exchange Commission (the "SEC" or the "Commission") a Registration Statement on Form 10 (the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its Common Stock described
herein. The Registration Statement became effective on September   , 1997.
This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information, reference is made hereby to the Registration Statement and such exhibits and schedules. The Commission also maintains a World Wide Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, it is expected that reports, proxy statements and other information concerning the Company will be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copies obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, 13th floor, New York, New York 10048; 1401 Buckell Avenue, Suite 200, Miami, Florida 33131; Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; 1801 California Street, Suite 4800, Denver, Colorado 80202; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  Following the Distribution, the Company will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. The Company will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meetings of stockholders.

  NO PERSON IS AUTHORIZED BY BEI ELECTRONICS, INC. OR THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         SUMMARY OF CERTAIN INFORMATION

  The following summary is qualified in its entirety by the more detailed information set forth elsewhere in this Information Statement, which should be read in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Information Statement.

  This Information Statement contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Information Statement.

                                THE DISTRIBUTION

Distributing Company........ BEI Electronics, Inc., a Delaware corporation
                             ("Electronics"). The distributing company intends to continue to pursue the medical device business through its subsidiary, BEI Medical Systems Company, Inc. ("Medical").

Distributed Company......... BEI Technologies, Inc., a Delaware corporation
                             ("Technologies" or "the Company"), newly formed. The primary continuing business of Technologies will be the established motion sensor and control business known as BEI Sensors & Systems Company, Inc. ("Sensors & Systems").

Distribution Ratio.......... Each Electronics shareholder will receive one share of Technologies Common Stock for every one share of Electronics Common Stock held on the Record Date. The shares of Technologies Common Stock being distributed hereunder are referred to herein as "Technologies Stock."

Shares to be Distributed....           shares of Technologies Common Stock
                             (par value, $.001 per share) will be distributed,
                             based on          shares of Electronics Common
                             Stock outstanding on September 26, 1997.

Trading Market.............. There is not currently a public market for
                             Company Common Stock although a "when-issued" trading market is expected to develop prior to the Effective Date. The Company Common Stock has been approved for listing on the Nasdaq National Market System upon notice of issuance. See "The Distribution--Listing and Trading of Technologies Common Stock."

Trading Symbol.............. BEIQ

Record Date................. The close of business on September 26, 1997.

Effective Date.............. The end of the day, September 27, 1997.

Distribution Agent.......... ChaseMellon Shareholder Services, L.L.C.

Distribution Date........... Distribution of certificates representing shares of Technologies Common Stock distributed in the transaction is expected to take place on or about October 10, 1997. Electronics shareholders shall not be required to make any payments or take any other action to receive their Company Common Stock. See "The Distribution--Manner of Effecting the Distribution."

Reasons for the              The Board of Directors of Electronics believes
 Distribution............... that the Distribution is in the best interests of
                             Electronics and its shareholders for various reasons, including (a) improving Technologies' and Medical's ability to meet their respective financing needs by increasing Technologies' debt capacity and lowering the cost of equity for both
                             Technologies and Medical, (b) offering incentives that are more attractive and appropriate for the recruitment, motivation and retention of
                             Technologies' and Medical's respective key employees, (c) creating enhanced acquisition opportunities using stock of Technologies as consideration, and (d) permitting Technologies to pursue the development of its sensors and systems business without regard to the corporate and financial objectives and policies of Medical.

Relationship Between
 Electronics and             Immediately following the Distribution, all
 Technologies After the      outstanding shares of Technologies Common Stock
 Distribution............... will be owned by stockholders of Electronics.
                             Shares of the two companies will trade
                             independently. Prior to the Distribution, the Company and Electronics will enter into a Distribution Agreement, a Technology Transfer and
                             License Agreement, an Assumption of Liabilities and Indemnity Agreement, a Trademark Assignment and Consent Agreement, a Corporate Services
                             Agreement, an Agreement Regarding Certain
                             Representations and Covenants and a Tax
                             Allocation and Indemnity Agreement governing the relationship between the parties subsequent to the Distribution. See "The Distribution--
                             Relationship between Electronics and Technologies after the Distribution."

Related Transactions........ Prior to the Distribution, and subject to the noteholders' agreement, Technologies will assume Electronics' obligations related to the service and repayment of $22.4 million in Senior Notes. Management plans to transfer up to $9.0 million in cash from Sensors & Systems to Electronics which will be funded through a combination of existing cash balances and borrowings by Sensors & Systems of up to $9 million. The cash transfer will be made to repay a portion of amounts due from Sensors & Systems to Electronics resulting from recurring intercompany transactions. Management estimates that net intercompany obligations of Electronics to Sensors & Systems and Defense will be approximately $4.0 million at the Distribution date. These net obligations will be assumed by Technologies in connection with the Distribution. After the Distribution, Technologies intends to establish a bank line of credit. There can be no assurance that Sensors & Systems and Technologies will be able to obtain such financing on terms acceptable to the Company or that such financing, if obtained, will be sufficient for the Company's needs. See "Related Transactions--Financing Transactions" and
                             "Financing--Bank Credit Facilities."

Management of the Company... Immediately after the Effective Date, all of the executive officers of Technologies are expected to be persons who currently serve as officers of Electronics or Sensors & Systems. All such persons will resign from their positions as executives of Electronics, except

                             Charles Crocker, who will retain his position as Chairman of the Board of Directors of Electronics, so that Technologies and Electronics will otherwise have no executive officers in common. See "Executive Officers and Directors of the Company."

Post-Distribution Dividend
 Policy..................... Electronics has paid a cash dividend of $.02 per share of Electronics Common Stock each quarter since Electronics' initial public offering in 1989. The payment of future dividends, if any, by Electronics or Technologies will be at the discretion of their respective Boards of Directors. See "The Distribution--Other Consequences of the Distribution--Dividend Policies."

Mailing Date................ The Distribution Agent will mail share certificates approximately two weeks after the Record Date, on or about October , 1997.

Certain Federal Income Tax
 Consequences............... Prior to the Distribution, the Company will receive an opinion of counsel that the
                             Distribution should qualify as tax free to Electronics and its Stockholders. Opinions of counsel are not binding on the Internal Revenue Service or the courts. See "The Distribution-- Certain Federal Income Tax Consequences of the Distribution" for a more detailed description of the federal income tax consequences of the Distribution.

Certain Provisions of
 Certificate of
 Incorporation and Bylaws;
 Rights Plan................
                             Certain provisions of Technologies' Certificate of Incorporation and Bylaws, as each will be in effect following the Distribution, may have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by its Board of Directors. See "Certain Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, Bylaws and State Law." The Certificate of Incorporation would eliminate certain liabilities of Technologies' directors in connection with the performance of their duties. See "Liability and Indemnification of Directors and Officers." The Preferred Share Purchase Rights Plan ("Stockholder Rights Plan") will make more difficult an acquisition of control of the Company in a transaction not approved by its Board of Directors. See "Stockholder Rights Plan."

Principal Office of BEI
 Technologies, Inc. ........ One Post Street, Suite 2500, San Francisco,
                             California 94104, telephone (415) 956-4477

                     STOCKHOLDERS WITH QUESTIONS MAY CALL:

  For questions relating to the Distribution and delivery of Company Stock certificates, call ChaseMellon Shareholder Services at:

                   In San Francisco Bay Area: (415) 954-9516
                      Anywhere in the U.S.: (800) 356-2017

                                ---------------

         For other questions please call Electronics at: (415) 956-4477

                 Available 9:00 a.m. to 4:00 p.m. Pacific Time

                         SUMMARY FINANCIAL INFORMATION

                             BEI TECHNOLOGIES, INC.

                       SUMMARY HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following summary historical balance sheet data at September 30, 1995 and September 28, 1996 and statement of operations data for the three years in the period ended September 28, 1996 have been derived from combined financial statements of Technologies audited by Ernst & Young LLP, independent auditors, included elsewhere herein. The following summary historical balance sheet data at October 3, 1992, October 2, 1993 and October 1, 1994 and statement of operations data for the two years in the period ended October 2, 1993 have been derived from unaudited combined financial statements not included in this Information Statement. The summary statement of financial data at June 28, 1997 and for the nine-month periods ended June 29, 1996 and June 28, 1997 have been derived from unaudited interim combined financial statements included elsewhere herein. In the opinion of management, the unaudited interim combined financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position of the Company at June 29, 1996 and June 28, 1997, and the results of its operations for the nine-month periods then ended. The historical combined financial statements of the Company do not necessarily reflect the results of operations or financial position that would have resulted had the Company been a separate, independent company and are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. The historical financial data does not include the effect of anticipated financing transactions in connection with the Distribution (See "The Distribution-- Related Transactions"). See "Selected Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Summary Unaudited Pro forma Financial Data" and "Combined Financial Statements" and accompanying notes thereto. See also Note 1 of Notes to Combined Financial Statements for explanation of shares used in pro forma earnings per share calculations.

                                                  YEARS ENDED                          NINE MONTHS ENDED
                          ------------------------------------------------------------ -----------------
                          OCTOBER 3, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, JUNE 29, JUNE 28,
                             1992       1993       1994        1995          1996        1996     1997
                          ---------- ---------- ---------- ------------- ------------- -------- --------
                               (UNAUDITED)                                                (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............   $105,080   $89,391    $82,361      $90,475       $96,746    $71,398  $74,437
Income from continuing
 operations before
 interest expense and
 income taxes...........      5,819     2,310      2,835          739         6,729      5,992    4,127
Depreciation and
 amortization...........      4,502     5,354      5,602        5,913         5,915      4,333    4,296
Income (loss) from
 continuing operations..      2,840       599        321         (964)        2,873      2,706    1,794
Income (loss) from
 discontinued operations
 .......................      4,633     4,329        392       (1,077)        1,698      1,139    1,389
Net income (loss).......      7,473     4,928        713       (2,041)        4,571      3,845    3,183
Pro forma earnings from
 continuing operations
 per common and common
 equivalent share ......                                                    $  0.40             $  0.25
Pro forma earnings from
 discontinued operations
 per common and common
 equivalent share.......                                                    $  0.24             $  0.20
Pro forma earnings per
 common and common
 equivalent share ......                                                    $  0.64             $  0.45
Shares used in computing
 pro forma earning per
 common and common
 equivalent share.......                                                      7,108               7,131

                                                 YEARS ENDED                          NINE MONTHS ENDED
                         ------------------------------------------------------------ -----------------
                         OCTOBER 3, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, JUNE 29, JUNE 28,
                            1992       1993       1994        1995          1996        1996     1997
                         ---------- ---------- ---------- ------------- ------------- -------- --------
                              (UNAUDITED)                                                (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........  $17,098    $35,052    $39,179      $29,774       $27,775    $28,829  $26,711
Total assets............   91,106     92,361     97,852       92,418        92,171     90,900   86,668
Payable to BEI
 Electronics, Inc.......   13,707     10,314     17,727       10,404         6,062      9,098    3,896
Long-term debt
 (excluding current
 portion)...............    2,096     18,779     29,840       29,765        24,137     24,142   18,516
Stockholders' equity....   40,493     41,318     30,928       28,863        33,246     32,461   41,663

                             BEI TECHNOLOGIES, INC.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

  The following summary unaudited pro forma financial data of the Company give effect to certain planned financing transactions in connection with the Distribution as if such transactions had occurred at the beginning of each period presented for statement of operations data, and as of the balance sheet date for balance sheet data. The planned financing transactions include borrowings by Sensors & Systems of up to $9.0 million and the transfer of up to $9.0 million in cash to Electronics as repayment of a portion of amounts payable from Sensors & Systems to Electronics. There can be no assurance that such financing will be available on terms acceptable to the Company or that such financing, if obtained, will be sufficient for the Company's needs. The planned financing transactions also include the assumption by Technologies of net obligations payable by Electronics to Sensors & Systems and Defense, estimated to be approximately $4.0 million at the time of the Distribution. Interest charges on net amounts payable to Electronics have not been significant.

  The summary unaudited pro forma statement of operations data do not purport to represent what the Company's results of operations would have been if the financing transactions had occurred as of such dates or what such results will be for any future periods. See "Selected Unaudited Pro forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements" and accompanying notes thereto.

                                                                   NINE MONTHS
                                                      YEAR ENDED      ENDED
                                                     SEPTEMBER 28,  JUNE 28,
                                                         1996         1997
                                                     ------------- -----------
                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net Sales...........................................    $96,746      $74,437
Operating income....................................      6,487        3,881
Depreciation and amortization.......................      5,915        4,296
Income from continuing operations...................      2,503        1,449
Pro forma earnings from continuing operations per
 common and common equivalent share.................    $ 0 .35      $  0.20
Shares used in computing pro forma earnings from
 continuing operations per common and common
 equivalent share...................................      7,108        7,131

                                                                      JUNE 28,
                                                                        1997
                                                                     -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working Capital.....................................................   $26,711
Total Assets........................................................    86,668
Payable to (Receivable from) BEI Electronics, Inc...................    (1,104)
Long-Term Debt (excluding current portion)..........................    27,516
Stockholders' Equity................................................    37,663

                          FORWARD-LOOKING STATEMENTS

  This Information Statement may contain forward-looking statements that involve risks and uncertainties. When used in this Information Statement, the words "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to Electronics or the Company or their respective Boards of Directors or management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "The Business," in "Risk Factors," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Information Statement.

                               THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

  The Board of Directors of Electronics, after careful study and analysis, has concluded that it is in the best interests of Electronics and its stockholders to undertake the Distribution based on its belief that each of its businesses would enjoy substantially improved performance and access to capital markets if its business, strategy, organization and employee incentives were tightly focused on closely associated products and markets. The Board of Directors believes that the Distribution should be beneficial to each of Electronics' current businesses, because it will separate businesses with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives more appropriate to its specific businesses than is possible under Electronics' present combined structure and so that each company can be valued independently of the other. It is much easier for management, employees and capital markets to focus on and understand the business goals and objectives of a corporation that focuses on customers with related needs and that specializes in products that have related engineering, manufacturing, and marketing characteristics.

  The Board of Directors of Electronics believes strategic planning should begin with a review of the business environment and a company's competitive position with other industry participants. In that setting, organizational structure, personnel selection and incentive systems (in particular, stock options, which provide long-term motivation to employees) can properly be based on the specific business goals and strategies for the specific industry in which the company operates. The Board believes it is substantially easier for employees to relate to, internalize and endorse the business strategy of a specific industry rather than an aggregation of different industries.

  The Board of Directors of Electronics believes that Technologies' growth will be better facilitated in several ways as a separate public company. Foremost among the anticipated benefits is the expectation that, as a separate public company, Technologies will be able to obtain needed financing on more favorable terms than its businesses now can as a part of Electronics. In addition, management believes that it will be better able to attract and motivate existing and new key employees by providing stock-based incentive compensation tied directly to the results of their efforts as reflected in the market price of the Technologies Common Stock. The establishment of the Technologies Common Stock as a separate, publicly-traded equity security should provide Technologies enhanced acquisition opportunities by using Technologies Common Stock as consideration.

  The Board of Directors of Electronics foresees similar benefits for Medical if it were a separate company. Financing is expected to be more readily available from that portion of the equity market that desires to specialize in emerging medical device companies in contrast with the present condition in which medical, industrial and defense businesses are all co-mingled inside Electronics. The ability to attract and to provide incentives to employees who wish to make a career with a medical products company should also be enhanced, as will the ability to make acquisitions of medical companies using Medical stock as currency.

  Finally, the Board of Directors of Electronics expects that the Distribution will enable capital markets to better recognize and evaluate the different merits of Technologies and Medical as separate public companies, enhancing the likelihood that each will achieve appropriate market recognition of its performance and prospects. Electronics' management believes that the financial and investment communities do not fully value Electronics, in large part because Electronics operates businesses in disparate industries. The Board of Directors of Electronics believes that the separation of Technologies and Medical would allow potential lenders and equity investors to understand more clearly the business of each company and will thereby reduce each company's cost of capital.

  For the reasons stated above, the Electronics Board of Directors believes that the Distribution is in the best interests of Electronics and its stockholders.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  As a condition to the completion of the Distribution, Electronics and the Company will receive an opinion from Davis Polk & Wardwell, special tax counsel to Electronics, to the effect that, although the matter is not free from doubt, the Distribution will qualify as tax-free to Electronics and its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The tax opinion will be based upon factual determinations and upon legal issues as to which there are no regulations, published rulings or judicial decisions directly on point. For those reasons, the opinion will be qualified as being not free from doubt. In addition, opinions of counsel are not binding on the Service or the courts. The Service may challenge positions taken based upon this opinion. Although for the reasons discussed above the matter is not free from doubt, Davis Polk & Wardwell is of the opinion that if the Service were to assert that the Distribution did not qualify as tax-free, the Service would not prevail in a judicial proceeding in which the issues and facts were properly presented.

  Assuming that the Distribution qualifies as tax-free for federal income tax purposes:

    (i) An Electronics stockholder will not recognize gain or loss as a result of the Distribution.

    (ii) An Electronics stockholder will apportion its tax basis for its Electronics Common Stock between its Electronics Common Stock and Technologies Common Stock received in the Distribution in proportion to the relative fair market values of the Electronics Common Stock and Technologies Common Stock on the Effective Date.

    (iii) An Electronics stockholder's holding period for the Technologies Common Stock received in the Distribution will include the period during which the stockholder held the Electronics Common Stock with respect to which the Distribution was made, provided that the Electronics Common Stock is held as a capital asset by the stockholder as of the Effective Date.

    (iv) Except to the extent of any excess loss accounts or deferred intercompany gains, no gain or loss will be recognized to Electronics as a result of the Distribution.

  The tax opinion will rely upon, among other things, certain representations made by Electronics and Technologies to Davis Polk & Wardwell. If it were subsequently determined that those representations were inaccurate or incomplete, the conclusion in the tax opinion could not be relied upon.

  If the Distribution does not qualify as a tax-free distribution, the fair market value of the shares of Technologies Common Stock received by the Electronics stockholders would be taxable as a dividend. In that event, the tax basis of the shares of Technologies Common Stock held by the Electronics stockholders after the Distribution would not change and the tax basis of the shares of Technologies Common Stock would be equal to their fair market value on the Effective Date. In addition, Electronics would recognize a capital gain equal to the difference between the fair market value of the shares of Technologies Common Stock and Electronics' basis in the shares.

  Current U.S. Department of Treasury ("Treasury") regulations require each Electronics stockholder who receives Technologies Common Stock pursuant to the Distribution to attach to such stockholder's federal income tax return for the year in which the Distribution occurs a descriptive statement concerning the Distribution.

Electronics (or the Company on its behalf) will make available requisite information to each Electronics stockholder of record as of the Record Date.

  ALL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

  For a description of agreements pursuant to which Electronics and the Company have provided for certain tax sharing and other tax matters, see "Relationship Between Electronics and Technologies After the Distribution--Tax Agreement."

MANNER OF EFFECTING THE DISTRIBUTION

  Electronics will effect the Distribution on the Distribution Date by delivering 7,025,843 shares of Technologies Common Stock to ChaseMellon Shareholder Services, L.L.C. as the distribution agent (the "Distribution Agent"), for distribution to the holders of record of outstanding shares of Electronics Common Stock on the Record Date. The Distribution will be made on the basis of one share of Technologies Common Stock for every one share of Electronics Common Stock outstanding on the Record Date. All such shares will be fully paid, nonassessable and free of preemptive rights. Upon completion of the Distribution, there will be 7,025,543 shares of Technologies Common Stock outstanding, assuming there are 7,025,543 shares of Electronics Common Stock outstanding on the Record Date. No portion of the shares that will be issued and outstanding upon completion of the Distribution are being, or have been proposed to be, publicly offered by Technologies. All of these shares will be immediately eligible for sale in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares owned by affiliates of Technologies may generally only be sold in compliance with the applicable provisions of Rule 144 promulgated by the SEC under the Securities Act. See "Description of Capital Stock."

  The Distribution Agent will mail, beginning on or about the Distribution Date, certificates representing Technologies Common Stock to the Electronics stockholders. Electronics stockholders will not be required to pay for shares of Technologies Common Stock received in the Distribution or to surrender or exchange shares of Electronics Common Stock to receive shares of Technologies Common Stock. No vote of Electronics stockholders is required or sought in connection with the Distribution, and Electronics stockholders have no appraisal rights in connection with the Distribution.

  The Distribution Date is expected to be on or about October 10,1997.

OPINION OF FINANCIAL ADVISOR

  Electronics retained SBC Warburg Dillon Read, Inc. formerly Dillon, Read & Co. Inc. ("Dillon Read") to act as Electronics' financial advisor in connection with the Distribution and related matters based upon Dillon Read's experience and expertise. Dillon Read rendered a written opinion to the Board of Directors of Electronics that, as of the date of its opinion and subject to the considerations set forth in such opinion, the proposed Distribution is fair from a financial point of view to the holders of shares of Electronics Common Stock.

  THE FULL TEXT OF DILLON READ'S WRITTEN OPINION DATED JUNE 30, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX A TO THIS INFORMATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE DILLON READ OPINION CAREFULLY AND IN ITS ENTIRETY. THE DILLON READ OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF ELECTRONICS AND CONCERNS THE FAIRNESS OF THE PROPOSED DISTRIBUTION FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES OF ELECTRONICS COMMON STOCK, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE DISTRIBUTION. DILLON READ'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CURRENT OR PROSPECTIVE STOCKHOLDER OF EITHER ELECTRONICS OR TECHNOLOGIES AS TO ANY ACTION OR INVESTMENT DECISION SUCH PARTY OR PERSON MAY TAKE. THE SUMMARY OF THE DILLON READ OPINION SET FORTH IN THIS INFORMATION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at its opinion, Dillon Read (i) conducted discussions with members of the senior management of Electronics and with the senior management of Technologies with regard to the business and prospects of each company;
(ii) analyzed certain historical business and financial information related to Electronics and Technologies prepared by Electronics management; (iii) reviewed certain financial projections for Electronics and Technologies prepared by Electronics management; (iv) reviewed public information relating to Electronics, including Electronics' Annual Report and Form 10-K for the five fiscal years ended September 28, 1996; (v) reviewed public information with respect to certain other companies engaged in businesses which Dillon Read believed to be generally comparable to certain of the businesses conducted by Electronics and Technologies; (vi) reviewed the Information Statement; and (vii) conducted such other studies, analyses and investigations and reviewed such other economic and market data as Dillon Read deemed necessary or appropriate.

  In connection with the delivery of its opinion, Dillon Read discussed with the Board, among other things, Dillon Read's analysis of the possible post-Distribution market values of Electronics Common Stock and Technologies Common Stock. The analysis was based on a range of price/earnings multiples of 1997 and 1998 calendar year earnings estimates for the Company and equity market capitalizations less cash for Electronics. The price/earnings multiples and equity market capitalizations less cash used in the analysis were compared to the price/earnings multiples and equity market capitalizations less cash for certain publicly-traded companies which Dillon Read deemed generally comparable to the Company and Electronics, respectively. The analysis generally indicated that, on a post-Distribution basis, based on the earnings estimates and price/earnings multiples and equity market capitalizations less cash that were considered most appropriate, the combined implied market value of one share of Electronics Common Stock and one share of Technologies Common Stock would exceed the closing market price per share of Electronics Common Stock on the day prior to the Board's determination to pursue the Distribution.

  In addition, Dillon Read analyzed the financial effects of the Distribution, including (i) the ability to enhance the value of the Company's businesses as an independent company with a lower cost of new debt and equity financing, simplified management structure and focused management incentives, (ii) the ability to reposition Electronics with a greater emphasis on its medical devices business, (iii) creating enhanced acquisition opportunities using stock as consideration, (iv) the enhanced focus of Electronics' and the Company's management teams, and (v) the tax-free nature of this transaction. Dillon Read also discussed with the Board Dillon Read's view of certain potential detriments of the Distribution, including potential redistribution of Technologies Common Stock for a period of time following the Distribution.

  In rendering its opinion, Dillon Read with the Board's consent, assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Dillon Read for the purposes of its opinion. With respect to the financial budgets and forecasts, Dillon Read, at the Board's direction, assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Electronics and the Company. Dillon Read did not make any independent valuation or appraisal of the assets or liabilities, contingent or otherwise, of Electronics or the Company, nor has Dillon Read been furnished with any such appraisals.

  Dillon Read noted that Electronics, as a condition to the Distribution, expects to receive an opinion from Davis, Polk & Wardwell to the effect that the Distribution should not be a taxable transaction to Electronics or to the stockholders of Electronics under federal income tax laws. In that regard, Dillon Read assumed that such opinion will be delivered to Electronics.

  Dillon Read's opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date of its opinion, and the conditions and prospects, financial and otherwise, of Electronics and the Company as they were represented to Dillon Read as of the date of its opinion or as they were reflected in the information and documents reviewed by Dillon Read. Dillon Read's opinion assumed that the Distribution will be completed substantially on the basis set out in the Information Statement.

  Dillon Read was not asked to, and did not, provide any opinion as to the valuation or long-term viability of Electronics or the Company as independent public companies following the Distribution. In rendering its opinion, Dillon Read did not opine as to the price at which the common stock of Electronics or the Company will trade after the Distribution is effected.

  As financial advisor to Electronics in connection with the Distribution, Dillon Read has been paid an advisory fee of $100,000 which compensated Dillon Read for the time and efforts expended in rendering advice in connection with the Distribution and upon consummation of the Distribution, Dillon Read will be paid a transaction fee of $400,000. Electronics has agreed to reimburse Dillon Read for its out-of-pocket expenses incurred in connection with its services as financial advisor. Electronics has also agreed to indemnify Dillon Read and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Dillon Read or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to Dillon Read's engagement.

  Dillon Read was selected by the Electronics' Board to act as Electronics' financial advisor based upon Dillon Read's qualifications, expertise and reputation. Dillon Read is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings and private placements.

RELATIONSHIP BETWEEN ELECTRONICS AND TECHNOLOGIES AFTER THE DISTRIBUTION

  Immediately following the Distribution, all outstanding shares of Technologies Common Stock will be owned by stockholders of Electronics. Shares of the two companies will trade independently.

  Subsequent to the Distribution, Technologies will operate independently from Electronics. Electronics and Technologies are not expected to become competitors because the companies will be engaged in the development and marketing of different types of products with different applications in different markets. See "Description of the Business--Competition."

  Because Electronics has provided Sensors with treasury, management, financial and other administrative services in the past, Technologies will expand its financial, tax and administrative staffs as a result of the Distribution.

  Distribution Agreement. The general terms and conditions of the Distribution are set forth in the Distribution Agreement to be entered into between Electronics and Technologies prior to the Distribution. The following is a summary of the principal provisions of the Distribution Agreement. This summary is qualified in its entirety by reference to the full text of such agreement, which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

  The Distribution Agreement provides for the contribution to Technologies of the equity interests of the Sensors & Systems business, the Defense Systems business and miscellaneous other assets that relate to these businesses and the executive office function which are held by Electronics in exchange for the Technologies Common Stock. See "The Business--Introduction and Historical Overview."

  The Distribution Agreement also provides for assumption by Technologies of $22.4 million in Senior Note obligations of Electronics, the renegotiation and assumption by Technologies of the existing credit agreement between Electronics and Canadian Imperial Bank of Commerce ("CIBC"), the repayment of certain intercompany accounts and the assumption by Technologies of approximately $4.0 million in intercompany obligations due Electronics by Sensors & Systems and Defense at the time of the Distribution. See "Related Transactions--Assumption of Note Obligations," and "Financing--Bank Credit Facilities" below.

  The Distribution Agreement provides that Technologies has the right to hire certain individuals approved by Electronics who are or have been employees of Electronics. Electronics will have no further responsibility or liability with respect to the employment relationship of such employees upon the effectiveness of the Distribution, other than with respect to the final settlement of obligations with respect to such employees under existing Electronics incentive and benefit plans.

  The Distribution Agreement provides that in connection with the transfer of assets and the assumption of liabilities relating to the separation of the businesses of Technologies and Electronics, Technologies and Electronics shall execute or cause to be executed various conveyancing and assumption instruments in such forms as the parties to the Distribution Agreement shall agree.

  Pursuant to the Distribution Agreement, Electronics agrees to obtain all consents, permits and authorizations necessary to transfer and agrees to transfer to Technologies any assets associated with Technologies business that have not been transferred by the Effective Date. In addition, Electronics agrees to obtain consents, permits and authorizations necessary to permit Technologies to assume any liabilities associated with Technologies business that have not been assumed by Technologies by the Effective Date. There are no material assets or liabilities related to the business of the Company that will not be transferred to the Company effective on or shortly following the Effective Date. The Distribution Agreement also provides that expenses associated with the Distribution will be charged to and paid by Electronics and allocated to the parties on an equitable basis.

  Assumption of Liabilities and Indemnification Agreement. Under the Assumption of Liabilities and Indemnification Agreement, except as provided in the Tax Agreement described below, Technologies and Electronics will each be responsible for all claims and liabilities relating to their respective businesses, whether or not such claims and liabilities are asserted prior to the Distribution, and will each indemnify the other against such claims and liabilities. Electronics will have no continuing financial interest in Technologies, except that it may remain an obligor or guarantor for certain existing obligations of Technologies pursuant to the Distribution Agreement. Technologies has agreed to indemnify Electronics to the extent of any payments made on those obligations. In connection with the Distribution, Electronics will attempt to obtain releases from its existing guarantees relating to certain of Technologies' obligations. To the extent it is unsuccessful, Electronics will remain liable after the Distribution on such guarantees, subject to Technologies' indemnification of Electronics. See the Assumption of Liabilities and Indemnity Agreement between Electronics and Technologies which has been filed as Exhibit 2.3 to the Registration Statement.

  Corporate Services Agreement. Electronics and Technologies will make available to each other for a transition period generally not expected to exceed the end of calendar year 1998 certain personnel, services and records, with each party being reimbursed for any costs and expenses incurred in connection therewith. The Corporate Services Agreement further provides for Medical's continued use, during such period, of certain centralized staff services and systems, such as health claims administration, oversight of compliance with public company reporting requirements, the preparation and filing of tax returns and the administration of retirement plan asset investment services, with Technologies being paid on an arm's length basis for such services.

  Tax Agreement. Prior to the Distribution, agreements will also be entered into that reflect each party's rights and obligations with respect to deficiencies and refunds of federal, state or other income taxes relating to the business of Electronics that are attributable to periods ending prior to or on the Effective Date (the "Tax Agreement"). The Tax Agreement also expresses each party's intention with respect to certain tax attributes of Technologies after the Distribution. The Tax Agreement provides that Electronics shall be responsible for federal, state and local income taxes relating to the Sensors & Systems and Defense Systems businesses of Technologies for periods up to and including the Effective Date. The Tax Agreement provides for payments between the two companies for certain audit adjustments made after the Distribution that cover pre-Distribution tax liabilities. Other provisions cover the handling of audits, settlements, stock options, elections, accounting methods, and return filings in cases where both companies have an interest in the results of these activities. In addition, the Tax Agreement requires Electronics and Technologies to cooperate in preparing those filings that cover overlapping taxable periods that include the Effective Date.

  Pursuant to the Tax Agreement the Company will agree to refrain from engaging in certain transactions for two years following the Effective Date unless it shall first provide Electronics with a ruling from the Internal

Revenue Service or an unqualified opinion of nationally recognized tax counsel that the transaction will not cause the Distribution to become taxable. Transactions subject to these restrictions will include, among other things, the liquidation, merger, or consolidation with another company, the issuance or redemption of Company Common Stock, the sale, distribution or other disposition of assets out of the ordinary course of business, and the discontinuation of certain businesses, except as such transaction relates to the discontinuation of the Defense business. The Company will generally agree to indemnify Electronics against any tax liability resulting from the Company's breach of any covenant or representation contained in the Tax Agreement with respect to such transactions. In addition, the Company and Electronics have each agreed that neither party will take any action inconsistent with the information furnished by it in connection with the rendering of the legal opinion regarding the tax-free nature of the Distribution and, until the expiration of the statute of limitations period applicable to the taxable year in which the Distribution occurs, neither party will make or change any accounting method, amend any tax return or take any tax position on any tax return, change the manner in which it conducts its business, or take (or omit to take) another action that results in any increased tax liability relating to a pre-Distribution tax period. The Company and Electronics have each agreed to indemnify the other for liabilities arising as a result of the breach by the Company or Electronics, as the case may be, of the Tax Agreement.

  Technology Transfer and License Agreement. The Technology Transfer and License Agreement provides for the assignment of intellectual property and technology other than trademarks to the party that utilized it prior to the Distribution. Technologies also grants Electronics an irrevocable, royalty free, worldwide, nonexclusive license to utilize the intellectual property and technology assigned to Technologies to produce medical devices if such intellectual property and technology had been used by Electronics or its subsidiaries prior to the Distribution (the "Licensed Technology"). In exchange, Technologies is granted an irrevocable, royalty free, worldwide, nonexclusive license to utilize any improvements to the Licensed Technology developed by Electronics. See the form of Technology Transfer and License Agreement which has been filed as Exhibit 2.5 to the Registration Statement.

  Trademark Agreement and Consent Agreement. The Trademark Assignment and Consent Agreement assigns existing trademarks between the parties based upon usage prior to the Distribution. See the Trademark Assignment and Consent Agreement between Electronics and Technologies which has been filed as Exhibit
2.6 to the Registration Statement.

RELATED TRANSACTIONS

  Assumption of Note Obligations. Electronics currently has $22.4 million of outstanding Series A and Series B Senior Notes. The Series A Notes call for principal repayments of $3.4 million on October 1 of each year through the year 2000. The Series B Notes call for principal repayments of $2.2 million on November 15 through the year 2000. The interest on the Notes was 6.73%. In connection with the Distribution, Technologies will assume the Senior Note obligations subject to the noteholders' agreement, at a revised rate of interest of 7.23% and the modification of certain financial covenants to be more favorable to the Company. The repayment terms on the Notes will not change as a result of the assumption. See Note 5 of Notes to Combined Financial Statements.

  Financing Transactions. Prior to the Distribution, Sensors & Systems plans to transfer up to $9.0 million in cash to Electronics to repay a portion of amounts due from Sensors & Systems to Electronics from recurring intercompany transactions. The net balance of intercompany obligations owed to Electronics by Sensors & Systems and Defense was $3.9 million on June 28, 1997. At the Distribution date and including the effects of the cash transfer, management estimates the net intercompany obligations of Electronics to Sensors & Systems and Defense will be approximately $4.0 million. See Note 15 to Combined Financial Statements.

  Management anticipates the cash transfer will be funded by a combination of Sensors & Systems' existing cash balances and new borrowings by Sensors & Systems of up to $9.0 million as described under "Financing--Bank Credit Facilities" below. The net intercompany obligations of Electronics will be assumed by Technologies and all the other assets and liabilities of Sensors & Systems and Defense will be contributed to Technologies as part of the Distribution. After the Distribution, Technologies intends to establish a credit facility with a financial institution. There can be no assurance that Sensors & Systems and Technologies will be able to obtain such financing on terms acceptable to the company or that such financing, if obtained, will be sufficient for the Company's needs.

LISTING AND TRADING OF TECHNOLOGIES COMMON STOCK

  There is not currently a public market for Technologies Common Stock. Prices at which Technologies Common Stock may trade prior to the Distribution on a "when-issued" basis (see the following paragraph) or after the Distribution cannot be predicted. Until Technologies Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Technologies Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Technologies Common Stock, investor perception of Technologies and of the industries in which Technologies operates, Technologies' dividend policy and general economic and market conditions.

  In "when-issued" trading, contracts for the purchase and sale of shares of stock are made prior to the issuance of such shares in the same manner as currently issued shares, except that when-issued contracts are settled by delivery of and payment for the shares on a date chosen by the particular exchange on which such shares are to be listed. Ordinarily, in connection with a distribution of stock such as described in this Information Statement, the date fixed for settlement of when-issued contracts relating to such stock is the sixth business day after distribution of such stock. Stockholders who may wish to effect a when-issued trade in Technologies Common Stock should consult their brokers for additional details.

  Technologies Common Stock has been approved for listing on the Nasdaq National Market System, upon notice of issuance, under the symbol "BEIQ." Technologies initially will have approximately 400 stockholders of record and an additional 800 beneficial holders, based on the number of record holders and the estimated number of beneficial holders of Electronics Common Stock at September , 1997, and shares of Technologies Common Stock will be outstanding. The Transfer Agent and Registrar for the Technologies Common Stock will be ChaseMellon Shareholder Services, L.L.C. For certain information regarding options to purchase Technologies Common Stock that are expected to become outstanding after the Distribution, see "--Other Consequences of the Distribution--Stock Options" and "New Incentive Plans of BEI Technologies, Inc.--1997 Equity Incentive Plan."

  It is anticipated that certain investment banking firms will make a market in Technologies Common Stock following the Distribution. Any such market making activity may be discontinued at any time, without notice. There can be no assurance that an active trading market in Technologies Common Stock will develop, or, if a market does develop, at what prices Technologies Common Stock will trade.

  Shares of Technologies Common Stock distributed to Electronics stockholders in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company, if any. Persons who are affiliates of the Company will be permitted to sell their shares of Technologies Common Stock only pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 or another exemption from the registration requirements of the Securities Act.

OTHER CONSEQUENCES OF THE DISTRIBUTION

  Dividend Policies. Electronics has paid a cash dividend of $.02 per share of Electronics Common Stock each quarter since its initial public offering in 1989. The payment of future dividends, if any, by Electronics or the Company will be at the discretion of the Electronics Board of Directors and the Company's Board of Directors, respectively.

  Certain Anti-takeover Effects. The Certificate of Incorporation and Bylaws of the Company contain several provisions that may make the acquisition of control of the Company more difficult or expensive. With respect to certain of these provisions, the Certificate of Incorporation of the Company differs from the Certificate of Incorporation of Electronics. In addition, the Board of Directors of the Company has adopted a Stockholder Rights Plan that has certain anti-takeover effects. See "Certain Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws and State Law" and "Stockholder Rights Plan."

  Stock Options. Holders of vested incentive and nonstatutory stock options to purchase Electronics Common Stock ("Vested Options") will be entitled to exercise such Vested Options prior to the Record Date and thereafter to receive shares of Technologies Common Stock as part of the Distribution. Holders of Vested Options who do not exercise such Options prior to the Record Date, together with holders of unvested incentive and nonstatutory stock options to purchase Electronics Common Stock ("Unvested Options"), will have such unexercised Vested Options and such Unvested Options converted to vested and unvested incentive stock options and nonstatutory stock options, as appropriate, to purchase Technologies Common Stock issued under the 1997 Technologies Equity Incentive Plan. As a result of the conversion to vested and unvested incentive stock options and nonstatutory stock options to purchase Technologies Common Stock, the Vested Options and Unvested Option to purchase Electronics Common Stock will be cancelled. Based on options to purchase Electronics Common Stock outstanding as of the Record Date, it is anticipated that options to purchase shares of Technologies Common Stock will be issued pursuant to the conversion. The conversion will be based on the following criteria:

    (i) the excess of the aggregate fair market value of the shares of Technologies Common Stock subject to the option immediately after the conversion over the aggregate option price of such shares may not be more than the excess of the aggregate fair market value of the shares of Electronics Common Stock subject to the option immediately before such conversion over the aggregate option price of such shares;

    (ii) on a share by share comparison, the ratio of the option price to the fair market value of the shares of Technologies Common Stock subject to the option immediately after the conversion may not be more favorable to the optionee than the ratio of the option price to the fair market value of the shares of Electronics Common Stock subject to the option immediately before the conversion; and

    (iii) the new option does not give the option holder additional benefits that such holder did not have under the old option.

  RESTRICTED STOCK. As of August 1, 1997, 352,550 shares of Electronics' Common Stock had been issued pursuant to awards of restricted stock granted under the Electronics' 1992 Restricted Stock Plan ("Electronics' Restricted Stock"), including 94,636 shares issued to individuals who will continue as directors or officers of the Company after the Distribution. See "Executive Compensation--Executive Compensation Prior to the Distribution--Summary Compensation Table." In addition, 257,914 shares of Electronics Restricted Stock have been issued to individuals who will continue as employees of the Company or a subsidiary of the Company after the Distribution.

  Each holder of the shares of Electronics Restricted Stock will receive as a result of the Distribution of Technologies Common Stock vested and unvested shares in amounts equal to the number of vested and unvested shares of Electronics Restricted Stock held by such holder on the Record date. Based on the number of shares of Electronics Restricted Stock outstanding on June 28, 1997, it is anticipated that a total of 352,550 shares of Technologies Stock will be issued in connection with the Distribution to holders of Electronics Restricted Stock.

  The Company has adopted a 1997 Equity Incentive Plan under which consultants, employees and directors of the Company are eligible to receive restricted stock awards. See "New Incentive Plans of BEI Technologies, Inc.-- 1997 Equity Incentive Plan."

                                   FINANCING

  Electronics' practice has been to incur long-term debt at the parent company level rather than the subsidiary level, even when the funds obtained from such borrowings have been used in the businesses of its subsidiaries. Accordingly, financing requirements of Sensors & Systems generally have been funded through intercompany accounts with Electronics.

BANK CREDIT FACILITIES

  In order to support its initial funding needs, including the transfer by Sensors & Systems of up to $9 million to Electronics prior to the Distribution to repay a portion of amounts payable to Electronics, Sensors & Systems plans to borrow up to $9 million under a note from Canadian Imperial Bank of Commerce ("CIBC"). After the Distribution, Technologies intends to establish a line of credit with CIBC. See "The Distribution--Related Transactions-- Financing Transactions". Interest on borrowings under the line of credit will be based upon either the Prime Commercial Lending Rate of CIBC or the rate which would be offered by CIBC to prime banks in the interbank Eurodollar market, depending on the term of the loan. Management believes that as a result of the Distribution, Technologies will be able to obtain new financing on more favorable terms than new financing Electronics could obtain absent the Distribution. However, there can be no assurance that Sensors & Systems or Technologies will be able to obtain such financing from CIBC or other sources on terms acceptable to the Company or that such financing if obtained will be sufficient for the Company's needs.

  Under the line of credit, CIBC will also issue standby letters of credit. At
the Distribution date, approximately $      million is expected to be
available to fund letters of credit issued on behalf of the Company.

                                CAPITALIZATION
                                (IN THOUSANDS)

  The following table sets forth, as of June 28, 1997, the capitalization of Technologies on a historical basis, and on a pro forma basis giving effect to the Distribution, including the borrowing of up to $9.0 million by Sensors & Systems, the transfer of up to $9.0 million in cash to Electronics to repay a portion of amounts payable from Sensors & Systems to Electronics, and the assumption by Technologies of net intercompany obligations of Electronics to Sensors & Systems and Defense, estimated to be approximately $4.0 million at the time of the Distribution. Technologies intends to establish a bank line of credit. There can be no assurance that Sensors & Systems or Technologies will be able to obtain such financing on terms acceptable to the Company or that such financing, if obtained, will be sufficient for the Company's needs. This table should be read in conjunction with the "Description of Capital Stock," "Selected Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," and "Combined Financial Statements" and Notes thereto appearing elsewhere in this Information Statement.

                                                               JUNE 28, 1997
                                                              ----------------
                                                                         PRO
                                                              ACTUAL    FORMA
                                                              -------  -------
Long-term debt(1):
  Current portion............................................ $ 5,627  $ 5,627
  Non-current portion........................................  18,516   27,516
Payable to (Receivable from) BEI Electronics, Inc.(1)........   3,896   (1,104)
Stockholders' equity:
  Preferred Stock, pro forma; $.001 par value; 2,000,000
   shares authorized, no shares issued and outstanding.......     --       --
  Common stock, pro forma $.001 par value; 20,000,000 shares
   authorized, 7,003,000 shares issued and outstanding(2)....     --       --
Retained earnings............................................  42,949   38,949
Unearned Restricted Stock....................................  (1,286)  (1,286)
                                                              -------  -------
    Total stockholders' equity...............................  41,663   37,663
                                                              -------  -------
    Total capitalization..................................... $69,702  $69,702
                                                              =======  =======

--------
(1) See Notes 5, 7 and 15 of Notes to Combined Financial Statements.

(2) Excludes pro forma effect of Common Stock issuable on exercise of stock options of Electronics to acquire 159,167 shares of its Common Stock.

                                 THE BUSINESS

                     INTRODUCTION AND HISTORICAL OVERVIEW

  Prior to the Distribution Date, the distributing company, Electronics, operated two separate businesses; namely, that of:

  1.) BEI Medical Systems Company, Inc., its 82% owned subsidiary (on a fully diluted basis); and

  2.) BEI Sensors & Systems Company, Inc., its 100% owned subsidiary.

  In addition, Electronics produced rocket-propelled ordnance systems for military use through its subsidiary, Defense Systems Company, Inc. ("Defense Systems" or "Defense") in fiscal 1996 and prior years. (See Combined Financial Statements and Note 2 thereto regarding discontinuance of the Defense Systems segment.)

  The management and Board of Directors of Electronics have concluded that it is in the best interests of Electronics and its stockholders for Electronics to focus exclusively on the Medical Systems business and to create a separate company to focus on and further grow the Sensors & Systems business and to discontinue the operations of the Defense Systems segment. It will do so by distributing all of the outstanding common stock of a newly formed, wholly owned subsidiary, BEI Technologies, Inc., to Electronics' stockholders. Electronics is distributing the shares of Technologies Common Stock based on management's belief that each of its businesses would enjoy substantially improved performance and access to capital markets if its business strategy, organization and employee incentives were tightly focused on closely associated products and markets. For a more complete discussion of the business reasons for the distribution, see "The Distribution--Reasons for the Distribution."

  BEI Technologies, Inc., a Delaware corporation newly organized in June 1997, is currently a wholly-owned subsidiary of Electronics. As of the Distribution Date it will be the parent company of Sensors & Systems, a Delaware corporation, which designs, manufactures and sells advanced electronic products to control and drive the motion of machinery and equipment. Technologies will also be the indirect parent company of Defense, a Delaware corporation, which from inception through 1996 manufactured the HYDRA 70 rocket system. Sensors was originally incorporated in 1983, as Motion Systems Company, Inc. Defense was originally incorporated in 1983 as Defense Systems Company, Inc.

  Technologies' principal executive offices are located at One Post Street, Suite 2500, San Francisco, California 94104 (telephone number (415) 956-4477).

  Technologies has filed with the Commission the Registration Statement under the Exchange Act with respect to its Common Stock described herein. The Registration Statement became effective on , 1997. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information, reference is made hereby to the Registration Statement and such exhibits and schedules. Copies of these documents may be inspected without charge at the principal office of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 or at branch locations listed on page iv, and copies of all or any part thereof may be obtained from the Commission upon payment of the charges prescribed by the Commission.

  Following the Distribution, the Company will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. The Company will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meeting of stockholders.

  No person is authorized by Electronics or Technologies to give any information or to make any representations other than those contained in this Information Statement, and if given or made, such information or representations must not be relied upon as having been authorized.

  Unless the context indicates otherwise, "Technologies" and the "Company" refer to BEI Technologies, Inc. and its consolidated subsidiaries, including Sensors & Systems and Defense.

                          DESCRIPTION OF THE BUSINESS
                           OF BEI TECHNOLOGIES, INC.

BUSINESS SUMMARY AND STRATEGY

  The principal business of Technologies is carried out by its 100% owned subsidiary, Sensors & Systems. Sensors & Systems designs, manufactures and sells electronic devices that provide vital sensory input for the control systems of advanced machinery and automation systems. These sensors, most of which are concerned with physical motion, provide the information that is essential to logical, safe and efficient operation of sophisticated machinery.

  The Company's long-term strategy is to provide, on a global basis, selected advanced intelligent sensors based on proprietary technology. Technologies' management believes that intelligent sensory input to machine control systems and computers will be increasingly crucial to the productive functioning of a modern economy. Accordingly, Sensors & Systems' goal is to maintain, develop and acquire a diverse offering of advanced sensor products. In addition, the Company will manufacture and sell certain products--such as brushless D.C. motors--that are complementary to its sensor product line. Finally, the Company will target proprietary, high margin niche markets for subsystems and end products in which its sensors and complementary products play an enabling role. The Company's near term initiatives include: (a) broad commercialization of the "yaw" quartz rate sensor for the automotive industry (as described below); (b) development and commercialization of internally developed technologies that have broad applications and that management believes to be promising; and (c) expansion of the product line through acquisitions of complementary technologies.

  A key feature of the Company's strategy is to be widely recognized as the most capable source for the sensor categories it has selected. Its traditional emphasis is on highly engineered motion sensing components and assemblies. The Company believes it differentiates itself by offering (a) appropriate technology to solve a customer problem (including innovative proprietary technology); (b) quality service; and (c) engineering assistance in recommending and prescribing technical solutions for its customers' applications. Sensors' product are not sold as commodities. Its strategy is to provide technical advice and customer service that, together with the products themselves, create value and give the customer confidence that the product has been expertly prescribed and applied.

  By way of more specific examples, the Company's engineers regularly address the following typical machine control requirements of customers:

  (1) A pick and place robot needs to know how far its elbow and wrist joints have moved in order to control the speed and position of its "hand."

  (2) After a power outage, an elevator system needs to know exactly where each car is before permitting motion to resume. (Is the car between floors or not? Are the doors open or closed?) In both the foregoing examples, the Company's encoders could measure speed, distance, or exact location.

  (3) An antenna on a moving ship needs to be actively stabilized so that the antenna will continuously point at a satellite or another ship's pencil beam laser signal. For such an application the Company might provide its proprietary "GyroChip" quartz rate sensor. It might also provide motor-encoders and actuators to drive the compensating action of such a system.

  (4) Some luxury automobiles now have computer-controlled stability enhancement systems to assist drivers in maintaining control of the vehicle in slippery conditions. In some of these systems one of the Company's sensors tells the computer system the present direction and angle of the steering wheels, while another of the Company's sensors instantly measures and reports the presence of "yaw" forces which--if not corrected--could cause the vehicle to spin out or "fishtail". The automation system in this case relies on sensors to compare the driver's indicated directions and the actual result. The system can then take corrective action automatically. Here the Company provides special "GyroChip" quartz sensors as well as encoder and potentiometer combinations.

  (5) Advanced engine control systems in tractors, trucks, materials handling and construction equipment need to know throttle position data in order to assure efficient and clean combustion and safe and reliable gear changes and other automated functions. The Company's potentiometers provide the necessary throttle position data.

  (6) Semiconductor production equipment requires extremely fast yet accurate control of start-move-stop action on x-y positioners and tools. The Company's magnetic actuators provide the energizing force for such tasks.

  (7) Process automation systems and various medical systems such as those for cryosurgery and respiration therapy require compact, high reliability pressure measurement and fast acting valves, which are accommodated by the Company's silicon pressure sensors and/or magnetic actuators.

CUSTOMERS AND MARKETS

  The foregoing examples illustrate a few of the thousands of machine control situations for which the sensors of the Company are used. Customers who buy the Company's products are makers and users of many different kinds of machinery and systems used in diverse markets and industries. Important market categories include factory automation, process automation, transportation (including cars, trucks, mass transit, construction and farm equipment), health care and scientific equipment, and military, space and telecommunications.

  The Company considers its large number of customers and the vast scope of existing and potential applications for its products to be a source of the Company's existing business strength and an opportunity for substantial long term growth.

  The Company's brands have been well established in North America for many years and were distributed during the past fiscal year through Sensors & Systems' direct sales force to more than 6,400 different commercial customers, principally in the United States. These customers included both end users and original equipment manufacturers. The value of individual orders from commercial customers--which account for approximately two thirds of total sales--is typically less than $100,000.

  Sales from continuing operations to the U.S. Government (or prime contractors who manage government funded projects) represented approximately 27% of the Company's sales in fiscal 1996, 32% in fiscal 1995 and 40% in fiscal 1994. No commercial customer accounted for more than 10% of sales in fiscal year 1996, 1995 or 1994. The Company sells approximately 10% of its products in international markets. The Company has initiated actions which it believes will increase its penetration of international markets.

  The Company also seeks to use its proprietary sensor capabilities to create value-added subsystems or products. The goal is to make such high margin products, enabled by the Company's proprietary technology, a growing part of the Company's business. For example, the Company's success in providing components for pointing and stabilizing telecommunications antennae has led to it exploring the market for a unique stabilized platform for optical systems that the Company may offer as a product.

PRODUCTS AND PROPRIETARY SYSTEMS

  The Company's main product groups may be categorized as follows:

  1. Sensors (for motion and pressure measurement),
  2. Products Complementary to Sensors (motors and actuators), and

  3. Engineered Subsystems (such as inertial guidance units, electronic servo control systems, scanner assemblies and cryocoolers)

  A more detailed description of the products and systems designed, manufactured and sold by the Company follows below:

 Sensors:

  Shaft Encoders. Shaft encoders translate the motion of rotating shafts directly into digitally coded electronic signals. These digitally coded signals facilitate interpretation of the sensed motion by microcomputer processors that are used to control the operation of machinery and equipment. Sensors & Systems offers a wide array of encoders to serve a variety of applications. The most common applications are for factory automation, office automation, and transportation equipment, but specialized versions are also used for military and space hardware. Value-added assemblies which employ shaft encoders include servo motors and servo drive electronic control systems.

  Precision Potentiometers. Similar in basic function to encoders, potentiometers measure motion by analog (not digital) changes in electrical potential. These changes may sometimes be subsequently translated into digital code. Potentiometers are used as economical motion or position-sensing devices for throttle, steering, suspension, and seat and mirror position controls in automobiles and in some heavy equipment, such as earth movers, and construction and farm machinery. They are also used as position sensors in such applications as actuators on molding presses, saw mills and numerous other types of industrial equipment and in oil well logging calipers. Incorporating Sensors & Systems' potentiometer technology with its proprietary shaft encoder technology has resulted in a highly engineered steering wheel position sensor used for intelligent stability control systems for automobiles and potentially for other vehicles in the future.

  Rate Sensors and Accelerometers. These products provide precise and reliable measurement of minute linear and angular motion for control, guidance and instrumentation. In general, these devices operate without need for direct linkage to the driving mechanisms. Such measurements are required for heading and attitude reference instruments in aircraft and missiles, stabilization of satellites, pointing and control of antennae on aircraft, ships and other moving platforms, navigation of oil well drill bit assemblies, and for intelligent vehicle stability and navigation systems in the automotive industry.

  Mechanical accelerometers and rate sensors using traditional technology (e.g., a moving mass suspended by a pivot and jewel mechanism) rely on the movement of complex machined metallic parts to measure motion. In contrast, Sensors & Systems' miniature, solid state accelerometers and rate sensors are based on innovative and proprietary chemical micro-machining of a single element from crystalline quartz using photolithographic methods similar to those used in the manufacture of silicon semiconductor chips. The advantages of quartz rate sensors and accelerometers over traditional mechanical units are increased reliability, reduced size, and lower production and life cycle costs.

  BEI GyroChip(R) Sensors. The Company's family of GyroChip quartz rate sensors, developed primarily for commercial gyro applications, have found use in such varied requirements as navigation of autonomous (robotic) guided vehicles, ocean buoy and sea-state monitoring, and stabilization of pointing systems for antennas and optical systems. The most numerous use of GyroChip units is as yaw sensors in stability control or spin-out prevention systems for automobiles. GyroChip sensors provide performance suitable for commercial applications while offering ruggedness, longer life and smaller size at a lower cost than military versions of quartz rates sensors.

  Pressure Sensors. Pressure sensors measure absolute or differential pressure from vacuum to 10,000 psi. Various sensing technologies are used such as thick film potentiometric devices for high temperature applications; thin film devices used for commercial/industrial systems; and silicon micromachined structures used for high volume medical, commercial and automotive markets. The Company provides standard products as well as application specific solutions to pressure measurement requirements.

  Micro-Electromechanical Sensors (MEMS). MEMS are a new category of ultra small devices, usually micro-machined from crystalline materials such as quartz or silicon. The GyroChip sensors and other quartz devices discussed above are examples of MEMS currently being sold by Electronics. Management expects Sensors & Systems' MEMS research and development programs to lead to new devices for sensing motion, pressure and other physical parameters.

 Products Complementary to Sensors:

  Brushless DC Motors. Brushless DC Motors give high performance and efficiency in compact, lightweight packages and ease of interface with microprocessors. The motors, which feature high energy magnets, are characterized by long life and low acoustic and electrical noise. They are well suited to high speed, high reliability applications, such as in operating rooms where the risk of sparks from a brush motor would be hazardous or where electrical noise could disrupt computers or computer-controlled equipment.

  Magnetic Actuators. Magnetic actuators are used in place of motors or solenoids to achieve precise control of short stroke linear or limited rotary motion. Actuators using very high energy magnets are also produced for specialized applications requiring intense force, torque or acceleration relative to the size of the device.

 Engineered Subsystems:

  Avionics Controls. In 1995, Electronics discontinued production of rocket propelled ordnance systems. Certain avionics control units (electronic black boxes), which were part of the rocket system product mix, continue in backlog, however, and will in the future be reported as a part of Technologies' continuing Sensors & Systems business.

  Cryocoolers. The Company's proprietary, compact and lightweight stirling cycle refrigerators are designed for cooling advanced electronic vision sensors to liquid nitrogen temperatures. These cryocoolers are utilized in infrared cameras used in surveillance, night vision pilotage systems and superconducting applications.

  Inertial Measurement Units (IMU's). These subsystems are a fundamental element of virtually all inertial navigation and position or attitude reporting systems. Even systems that rely on the Global Positioning Satellite
(GPS) network frequently must have an IMU built in to assure a back-up in case the GPS signal is interrupted. Technologies' quartz rate sensors have made new breakthroughs in size, reliability and cost for the proprietary IMU subsystems it builds.

  Scanner Assemblies. Scanner assemblies are an integral subsystem of the optics in military night vision systems that guide the infrared image to the focal plane sensor array. These subsystems consist of spinning or reciprocating mirrors, a motor and an encoder in a precision servo loop. The Company's motion control know-how helps assure that the scanner delivers jitter-free, well-resolved images.

  Servo Systems. Servo Systems are closed-loop electronic systems that control the position or velocity of rotating shafts or other moving parts by accepting a desired rate or position input from computers or keyboards, monitoring the position or rate of movement (using an appropriate encoder or other sensor) and constantly providing feedback that indicates whether the desired performance has been achieved.

BACKLOG

  The Company's commercial operations typically ship standard products within 30 to 90 days after receipt of a purchase authorization. Management of the Company believes that its competitive position depends in part on minimizing the time that elapses between receipt and shipment of an order. Products that require special analysis, design or testing, such as those produced for customers in the aviation, defense or space technology markets, are generally shipped from six to eighteen months after receipt of the purchase authorization.

  Backlog of the Company's continuing businesses at June 28, 1997 and at June 29, 1996, was as follows:

                                                           JUNE 28,  JUNE 29,
                                                             1997     1996
                                                           -------   -------
                                                              (DOLLARS IN
                                                               THOUSANDS)
       Backlog............................................. $47,197   $42,239

  Backlog includes aggregate contract revenues remaining to be earned by the Company over the next twelve months of scheduled deliveries under existing contracts. Some contracts undertaken by Sensors & Systems extend beyond one year. Accordingly, portions of such contracts are carried forward from one year to the next as part of backlog. Approximately 46% of the backlog as of June 28, 1997 is scheduled for shipment during fiscal 1997; all of the remainder of the backlog is scheduled for shipment during fiscal 1998.

  In the case of U.S. Government contracts, backlog includes only the applicable portion of contracts that are fully funded by a procuring Government agency. All U.S. Government contracts and subcontracts are subject to termination by the U.S. Government for convenience. There can be no assurance that all existing contract backlog will eventually result in revenue and, accordingly, the amount of backlog at any date is not necessarily a reliable indicator of future revenue or profitability trends.

COMPETITION

  Competitors for various products offered by the Company are found among certain divisions or product lines of large, diversified companies such as Allied-Signal, Boeing, Danaher Corp., Litton, Northrop, Honeywell and Rockwell. Smaller or product-specific companies, some of whose products compete include Encoder Products, Kollmorgen, Kulite Semiconductor, Dynamics Research Corp., Pacific Scientific, Papst, Renco Encoders, Axsys Technologies, and Servo Magnetics.

  In its principal markets, the Company believes that competition is based primarily on design, performance, reliability, price, delivery, service and support. The Company believes that it competes favorably with respect to these factors.

MANUFACTURING

  The Company's manufacturing operations provide a mix of standard catalog products and products designed to meet the specialized requirements of a particular customer. The Company's products, whether standard or "custom", are normally manufactured in response to customers' orders and are in general not held as finished goods. Most are assembled from parts or subassemblies that are proprietary to the Company.

  A special code pattern generator designed by and proprietary to the Company is used to produce shaft encoder parts. Special quartz micromachining equipment is used for the production of QRS units. Special high throughput automated or semi-automated equipment is used for the production of QRS assemblies, brushless motors and potentiometers. Some parts are fabricated under clean room conditions.

RESEARCH AND DEVELOPMENT

  The major research and development focus has been to improve performance and yield of existing products, with special emphasis on the quartz sensors used in high accuracy IMU's and high volume yaw rate sensors for the automotive industry. Substantial effort has also been devoted to the development of manufacturing methods necessary to deliver competitive prices and quality in the automotive market. Other development has focused on expanding applications of existing sensors.

  The Company has also produced prototypes of future products incorporating silicon micro-electromechanical sensors (MEMS) geared towards next generation requirements for automotive, medical, industrial and aerospace markets.

  Management of the Company believes that its future success will depend in part on its ability to continue to enhance its existing products, and to develop and introduce new products that maintain technological leadership, meet a wider range of customer needs and achieve market acceptance. Accordingly, the Company's internally funded research, development and related engineering expenditures were approximately $3.6 million, $4.0 million and $6.1 million in fiscal 1996, 1995 and 1994, respectively. In addition, customer funded research and development expenditures charged to cost of sales were $3.0 million, $6.3 million and $5.4 million, respectively, for the same periods.

EMPLOYEES

  As of June 28, 1997, the units that will comprise Technologies had 948 employees, including 122 in research, development and engineering, 74 in administration, 71 in marketing and sales, and 681 in operations. The Company believes that its continued success depends on its ability to attract and retain highly qualified personnel. The Company's employees are not represented by collective bargaining agreements. The Company has not experienced any work stoppages and considers its relationship with its employees to be good.

INTELLECTUAL PROPERTY

  The Company relies primarily upon trade secrets and know-how to develop and maintain its competitive position. In addition the Company and its subsidiaries own 82 U.S. patents and 50 foreign patents with expiration dates ranging from October 1997 to August 2014. Because many of these patents relate to technology that is important to certain of the Company's products, the Company considers these patents to be significant to its business.

  While management believes that the Company's intellectual property rights are important, management also believes that because of the rapid pace of technological change in the industries in which the Company competes, factors such as innovative skills, technical expertise, the ability to adapt quickly to technological change and evolving customer requirements, product support and customer relations are of equal competitive significance.

ENVIRONMENTAL MATTERS

  The Company uses certain controlled or hazardous materials in its research and manufacturing operations and, as a result, is subject to federal, state and local regulations governing the storage, use and disposal of such materials. Management of the Company believes that it is currently in compliance with such laws and regulations.

PROPERTIES

  Technologies' principal executive offices are located in leased office space in San Francisco, California, under a lease which expires in 1998. The Company owns or operates 8 other facilities which relate to the business and maintains office space in various locations throughout the United States for sales and technical support. None of the owned principal properties is subject to any encumbrance material to the consolidated operations of the Company's business. In addition to its executive offices, the Company's principal facilities are as follows:

 LOCATION                                DESCRIPTION OF FACILITY
 --------                                -----------------------
 Maumelle, Arkansas...... Own 50,000 square foot manufacturing, engineering, administrative and research and development
                           facility.
 Campbell, California.... Sublease 5,000 square foot manufacturing, administrative and research and development
                           facility.
 Concord, California..... Own 101,000 square foot manufacturing, engineering and administrative facilities.
 Goleta, California...... Own 22,000 square foot manufacturing, engineering and administrative facility.
 San Marcos, California.. Lease 35,000 square foot manufacturing, engineering and administrative facilities.
 Sylmar, California...... Sublease 83,000 square foot manufacturing, engineering and administrative facility.
 Tustin, California...... Lease 80,000 square foot manufacturing, engineering and administrative facility.
 Euless, Texas........... Own 72,000 square foot manufacturing facility presently being offered for sale. Sublease 2,000
                           square foot warehouse facility, used primarily for
                           record storage.

LEGAL PROCEEDINGS

  The Company has pending various legal actions arising in the normal course of business. Management believes that none of these legal actions, individually or in the aggregate, will have a material impact on the Company's business, financial condition or results of operations.

                            BEI TECHNOLOGIES, INC.

                      SELECTED HISTORICAL FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following selected historical financial data which relates to the balance sheets at September 30, 1995 and 1996 and statements of operations data for the three years in the period ended September 28, 1996 have been derived from the combined financial statements of Technologies audited by Ernst & Young, LLP, independent auditors, included elsewhere herein. The following selected historical financial data which relate to the balance sheets at October 3, 1992, October 2, 1993 and October 1, 1994 and statements of operations data for the two years in the period ended October 2, 1993 are derived from unaudited combined financial statements not included in this Information Statement. The selected historical financial data at June 28, 1997 and for the nine-month periods ended June 29, 1996 and June 28, 1997 have been derived from unaudited financial statements included elsewhere herein. In the opinion of management, the unaudited combined financial statements include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position of the Company at June 29, 1996 and June 28, 1997 and the results of operations for the nine-month periods then ended. The historical combined financial statements of the Company do not necessarily reflect the results of operations or financial position that would have been obtained had the Company been a separate, independent company and are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "Selected Unaudited Pro Forma Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements" and accompanying notes thereto. See also Note 1 of Notes to Combined Financial Statements for explanation of shares used in pro forma per share calculations.

                                                  YEARS ENDED                          NINE MONTHS ENDED
                          ------------------------------------------------------------ -----------------
                          OCTOBER 3, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, JUNE 29, JUNE 28,
                             1992       1993       1994        1995          1996        1996     1997
                          ---------- ---------- ---------- ------------- ------------- -------- --------
                               (UNAUDITED)                                                (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............   $105,080   $89,391    $82,361      $90,475       $96,746    $71,398  $74,437
Income from continuing
 operations before
 interest expense and
 income taxes...........      5,819     2,310      2,835          739         6,729      5,992    4,127
Depreciation and
 Amortization...........      4,502     5,354      5,602        5,913         5,915      4,333    4,296
Income(loss) from
 continuing operations .      2,840       599        321         (964)        2,873      2,706    1,794
Income(loss) from
 discontinued operations
 .......................      4,633     4,329        392       (1,077)        1,698      1,139    1,389
Net income(loss)........      7,473     4,928        713       (2,041)        4,571      3,845    3,183
Pro forma earnings from
 continuing operations
 per common and common
 equivalent share ......                                                       0.40                0.25
Pro forma earnings from
 discontinued operations
 per common and common
 equivalent share ......                                                       0.24                0.20
Pro forma earnings per
 common and common
 equivalent share ......                                                       0.64                0.45
Shares used in computing
 pro forma earnings per
 common and common
 equivalent share.......                                                      7,108               7,131

                         OCTOBER 3, OCTOBER 2, OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28, JUNE 29, JUNE 28,
                            1992       1993       1994        1995          1996        1996     1997
                         ---------- ---------- ---------- ------------- ------------- -------- --------
                                   (UNAUDITED)                                           (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........  $17,098    $35,052    $39,179      $29,774       $27,775    $28,829  $26,711
Total assets............   91,106     92,361     97,852       92,418        92,171     90,900   86,668
Payable to BEI
 Electronics, Inc. .....   13,707     10,314     17,727       10,404         6,062      9,098    3,896
Long-term debt
 (excluding current
 portion)...............    2,096     18,779     29,860       29,765        24,137     24,142   18,156
Stockholders' equity....   40,493     41,318     30,928       28,863        33,246     32,461   41,663

                               BEI TECHNOLOGIES

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

  The following selected unaudited pro forma financial data give effect to certain planned financing transactions in connection with the Distribution as if such transactions had occurred at the beginning of each period for statement of operations data, and as of the balance sheet date for balance sheet data. The planned financing transactions include borrowings by Sensors & Systems of up to $9.0 million and the transfer of up to $9.0 million in cash to Electronics as repayment of a portion of amounts payable from Sensors & Systems to Electronics. There can be no assurance that such financing will be available on terms acceptable to the Company or that such financing, if obtained, will be sufficient for the Company's needs. The planned financing transactions also include the assumption by Technologies of net obligations payable by Electronics to Sensors & Systems and Defense, estimated to be approximately $4.0 million at the time of the Distribution. Interest charges on net amounts payable to Electronics have not been significant.

  The selected unaudited pro forma statements of operations data do not purport to represent what the Company's results of operations would have been if the financing transactions had occurred as of such dates or what such results will be for any future periods. See "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements" and accompanying notes thereto.

                    SELECTED UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 28, 1996
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         PRO FORMA   PRO FORMA,
                                             HISTORICAL ADJUSTMENTS  AS ADJUSTED
                                             ---------- -----------  -----------
Net Sales..................................   $96,746      $ --        $96,746
Cost of Sales..............................    60,494        --         60,494
                                              -------      -----       -------
                                               36,252        --         36,252
Selling, general and administrative
 expenses..................................    26,157        --         26,157
Research, development and related expenses.     3,608        --          3,608
                                              -------      -----       -------
                                               29,765        --         29,765
                                              -------      -----       -------
Operating income...........................     6,487        --          6,487
Other income...............................       242        --            242
Interest expense...........................    (2,444)      (617)(3)    (3,061)
                                              -------      -----       -------
Income before income taxes.................     4,285       (617)        3,668
                                              -------      -----       -------
Income taxes...............................     1,412       (247)(3)     1,165
                                              -------      -----       -------
Income from continuing operations..........   $ 2,873      $(370)      $ 2,503
                                              =======      =====       =======
Pro forma earnings from continuing
 operations per common and common
 equivalent share, as adjusted(4)..........                            $  0.35
                                                                       =======
Shares used in computing pro forma earnings
 from continuing operations per common and
 common equivalent share(5)................                              7,108
                                                                       =======

                            See accompanying notes.

                             BEI TECHNOLOGIES, INC.

                     SELECTED UNAUDITED PRO FORMA CONDENSED
                        COMBINED STATEMENT OF OPERATIONS

                    FOR THE NINE MONTHS ENDED JUNE 28, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         PRO FORMA     PRO FORMA
                                             HISTORICAL ADJUSTMENTS   AS ADJUSTED
                                             ---------- -----------   -----------
Net Sales..................................   $74,437     $  --         $74,437
Cost of Sales..............................    48,383        --          48,383
                                              -------     ------        -------
                                               26,054        --          26,054
Selling, general and administrative
 expense...................................    19,014        --          19,014
Research, development and related expenses.     3,159        --           3,159
                                              -------     ------        -------
                                               22,173        --          22,173
                                              -------     ------        -------
Operating income...........................     3,881        --           3,881
Other income...............................       246        --             246
Interest expense...........................    (1,392)      (510)(3)     (1,902)
                                              -------     ------        -------
Income before income taxes.................     2,735       (510)         2,225
                                              -------     ------        -------
Income taxes...............................       941       (165)(3)        776
                                              -------     ------        -------
Income from continuing operations..........   $ 1,794     $ (345)       $ 1,449
                                              =======     ======        =======
Pro forma earnings from continuing
 operations per common and common
 equivalent share, as adjusted(4)..........                             $  0.20
                                                                        =======
Shares used in computing pro forma earnings
 from continuing operations per common and
 common equivalent share(5)................                               7,131
                                                                        =======

                             BEI TECHNOLOGIES, INC.

                     SELECTED UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET

                              AS OF JUNE 28, 1997
                                 (IN THOUSANDS)

                                                       PRO FORMA     PRO FORMA
                                           HISTORICAL ADJUSTMENTS   AS ADJUSTED
                                           ---------- -----------   -----------
                  ASSETS
                  ------
Current assets............................  $49,018     $   --        $49,018
Equipment, furniture and fixtures, net....   25,107         --         25,107
Other assets..............................   12,543         --         12,543
                                            -------     -------       -------
Total assets..............................  $86,668     $   --        $86,668
                                            =======     =======       =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities.......................  $22,307     $   --        $22,307
Long-term debt, less current portion......   18,516       9,000 (1)    27,516
Payable to(receivable from) BEI
 Electronics, Inc.........................    3,896      (9,000)(1)       --
                                                --        4,000 (2)    (1,104)
Other liabilities.........................      286         --            286
Stockholders' equity
Preferred stock...........................      --          --            --
Common stock..............................      --          --            --
Retained earnings.........................   42,949      (4,000)(2)    38,949
Unearned restricted stock.................   (1,286)        --         (1,286)
                                            -------     -------       -------
  Total stockholders' equity..............   41,663      (4,000)       37,663
                                            -------     -------       -------
  Total liabilities and stockholders'
   equity.................................  $86,668     $   --        $86,668
                                            =======     =======       =======


                            See accompanying notes.

                            BEI TECHNOLOGIES, INC.

             NOTES TO SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

  The unaudited pro forma condensed combined balance sheet as of June 28, 1997 and combined statements of operations for the nine months ended June 28, 1997 and for the year ended September 28, 1996, give effect to the following adjustments:

  (1) Reflects borrowing of $9.0 million by Sensors & Systems and transfer of up to $9.0 million in cash to Electronics as repayment of a portion of amounts payable by Sensors & Systems to Electronics.

  (2) Reflects the assumption by Technologies of net intercompany obligations payable by Electronics to Sensors & Systems and Defense, estimated to be approximately $4.0 million at the time of the Distribution.

  (3) Reflects interest expense incurred on the $9.0 million of proforma indebtedness as if the debt was issued by the Company at the beginning of each period presented using the Company's incremental borrowing rate, which is based on the terms of Electronics' currently available line of credit. Management believes that as a result of the Distribution, Technologies will be able to obtain financing on more favorable terms than new financing Electronics could obtain absent the Distribution. However, there can be no assurance that Sensors & Systems or Technologies will be able to obtain such financing on terms acceptable to the Company or that such financing , if obtained, will be sufficient for the Company's needs. The pro forma income tax benefit of such interest charges have been computed using the Company's historical tax rate.

  (4) Pro forma earnings from continuing operations per share as adjusted, reflects the impact of the adjustments described above.

  (5) Pro forma earnings from continuing operations per common and common equivalent share is computed using the weighted average number of shares of common stock outstanding plus the dilutive effect of common equivalent shares from stock options and restricted stock using the treasury stock method assuming that upon exercise the holder would receive one share of Technologies common stock for each share of Electronics common stock acquired through exercise of such options.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in this section and risks discussed in "The Business," in "Risk Factors" and elsewhere in this Information Statement.

  The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by certain items in the Company's historical Combined Statements of Operations.

                                       YEAR ENDED           NINE MONTHS ENDED
                                    --------------------  ---------------------
                                                          JUNE 29, JUNE 28,
                                    1994   1995    1996     1996     1997
                                    -----  -----   -----  -------- --------
Net sales.......................... 100.0% 100.0%  100.0%  100.0%   100.0%
Cost of Sales......................  59.6   62.8    62.5    62.2     65.0
                                    -----  -----   -----   -----    -----
Gross profit.......................  40.4   37.2    37.5    37.8     35.0
Operating expenses:
  Selling, general and
   administrative expenses.........  29.7   28.3    27.0    25.8     25.5
  Provision for royalty and related
   expenses........................   --     3.9     --      --       --
  Research, development and related
   expenses........................   7.4    4.4     3.7     3.8      4.2
                                    -----  -----   -----   -----    -----
Operating income...................   3.3    0.6     6.8     8.2      5.3
Other income.......................   0.1    0.2     0.2     0.2      0.3
Interest expense...................  (2.6)  (2.5)   (2.5)   (2.6)    (1.9)
                                    -----  -----   -----   -----    -----
Income (loss) before income taxes
 from continuing operations........   0.8   (1.7)    4.5     5.8      3.7
Provision for income taxes
 (credit)..........................   0.4   (0.7)    1.5     2.0      1.3
                                    -----  -----   -----   -----    -----
Income (loss) from continuing
 operations........................   0.4   (1.0)    3.0     3.8      2.4
Income (loss) from discontinued
 operations, net of income taxes...   0.5   (1.3)    1.7     1.6      1.9
Net Income (loss)..................   0.9%  (2.3)%   4.7%    5.4%     4.3%
                                    =====  =====   =====   =====    =====

COMPARISON OF NINE MONTHS ENDED JUNE 28, 1997 AND JUNE 29, 1996

RESULTS OF OPERATIONS

 Net Sales

  Net sales from continuing operations for the first nine months of fiscal 1997 increased $3.0 million or 4.3% from the prior year. Sales of automotive and other commercial products increased $1.9 million and $6.7 million, respectively, but were partially offset by decreases in sales to government contractors or subcontractors of $5.5 million.

 Cost of Sales

  Continuing operations cost of sales as a percentage of net sales increased from 62.2% to 65.0%. Continuing operations incurred cost overruns on the development of some products for aerospace applications. In addition, average costs of goods sold as a percentage of sales for new automotive applications are higher than for other commercial products due to start-up efforts.

 Selling, General and Administrative Expenses

  Continuing operations selling, general and administrative expenses as a percentage of net sales decreased from 25.8% in the first nine months of fiscal 1996 to 25.5% in the first nine months of fiscal 1997. Actual selling, general and administrative expenses increased from $18.5 million in the first nine months of fiscal 1996 to $19.0 million in the first nine months of fiscal 1997, including $1.7 million in charges associated with the settlement of a legal dispute by arbitration in the first quarter of fiscal year 1997. See
Note 11 to the Combined Financial Statements.

 Research, Development and Related Expenses

  Research, development and related expenses as a percentage of net sales for the first nine months of fiscal 1997 have increased 0.5% from the same period in fiscal 1996 due to increased research spending to support the production of MEMS and the development of automotive and other commercial products.

 Interest Expense and Other Income

  Interest costs in the first nine months of fiscal 1997 decreased by $0.5 million from the same period in fiscal 1996. The lower interest expense is the result of the repayment of $5.6 million of debt in the first quarter of 1997.

 Income from Continuing Operations

  The decline in income from continuing operations, from $2.7 million in the first nine months of fiscal 1996 to $1.8 million in the first nine months of fiscal 1997, primarily reflects the after tax charge in fiscal year 1997 of $1.1 million incurred in connection with an arbitration to settle a royalty dispute and a 2.8% decrease in gross profit as a percentage of sales.

 Income from Discontinued Operations

  In June 1997, the Board of Directors of Electronics approved a formal plan for discontinuation of the operations of the Defense Systems business segment. This segment was primarily a manufacturer of Hydra 70 ("H 70") military rockets whose production was shut down at the end of fiscal 1996. Accordingly, the results of operations of the Defense Systems segment have been reported as discontinued operations for all periods presented. Defense Systems' income decreased slightly from $0.6 million in the third quarter of fiscal 1996 to $0.5 million in the third quarter of fiscal 1997. Defense Systems' improved gross profit on the non-H 70 products, together with a $1.3 million decline in selling, general and administration expenses due to the closure of the H 70 production line, resulted in income from discontinued operations increasing to $1.4 million in the first nine months of fiscal 1997 from $1.1 million in the first nine months of fiscal 1996.

 Liquidity and Capital Resources

  During the first nine months of fiscal 1997, operations provided $2.9 million in cash. Operating cash inflows consisted primarily of income adjusted for the positive impact of non-cash charges from depreciation and amortization of $4.3 million, and changes in assets and liabilities of discontinued operations of Defense Systems of $2.7 million. Offsetting these inflows were inventory increases of $3.1 million, the negative impact of a change in deferred taxes of $1.8 million, and a net decrease in trade payables and accrued expenses and other liabilities of $3.6 million, primarily due to a payment $5.3 million of amounts accrued in fiscal 1996 and in the first quarter of fiscal 1997 in connection with the final settlement of an arbitration. See Note 11 of Notes to the Combined Financial Statements.

  Cash used in investing activities in the first nine months of fiscal 1997 consisted primarily of $6.0 million for capital expenditures, which is consistent with spending in the first nine months of the prior fiscal year. Capital equipment requirements may increase in future periods and the Company may expand the use of lease financing to fund such requirements.

  The Company had no material capital commitments at June 28, 1997.

  The Internal Revenue Service (IRS) audited Electronics' income tax returns for the fiscal years 1993 through 1995. In the third quarter of fiscal year 1997, Electronics reached a settlement with the IRS for all issues raised for these years, resulting in the payment of $1.7 million in additional taxes for those years, of which approximately $1.0 million relates to Technologies. The settlement related primarily to the timing of deductions resulting from acquisitions made by Electronics. The payment of these additional taxes resulted in an increase in deferred tax assets and did not affect the provision for income taxes in the third quarter of fiscal year 1997.

  As of June 28, 1997, the Company was in compliance with all financial covenants on outstanding debt.

  In connection with the Distribution and subject to the noteholders agreement, the Company will assume existing indebtedness of Electronics in the amount of approximately $22.4 million. In order to support its initial funding needs, including the transfer by Sensors & Systems of up to $9 million to Electronics prior to the Distribution to repay a portion of amounts payable to Electronics, Sensors & Systems plans to borrow up to $9 million under a note from Canadian Imperial Bank of Commerce ("CIBC"). After the Distribution, Technologies intends to establish a line of credit with CIBC. See "The Distribution--Related Transactions--Financing Transactions". Interest on borrowings under the line of credit will be based upon either the Prime Commercial Lending Rate of CIBC or the rate which would be offered by CIBC to prime banks in the interbank Eurodollar market, depending on the term of the loan. Management believes that as a result of the Distribution, Technologies will be able to obtain new financing on more favorable terms than new financing Electronics could obtain absent the Distribution. However, there can be no assurance that Sensors & Systems or Technologies will be able to obtain such financing from CIBC or other sources on terms acceptable to the Company or that such financing if obtained will be sufficient for the Company's needs.

FISCAL YEARS 1996, 1995 AND 1994

 Net Sales

  In fiscal 1996, net sales from continuing operations increased 6.9% to $96.7 million from $90.5 million in fiscal 1995. This increase reflects the continued growth in sales of commercial product lines, including those for industrial, automotive and medical markets.

  In fiscal 1995, net sales from continuing operations increased 9.9% to $90.5 million from $82.4 million in fiscal 1994, primarily reflecting the continued growth in sales of commercial product lines, including those for industrial, automotive and medical markets.

  The Company's sales to international customers were approximately 11.3%, 10.7% and 9.6% of the Company's net sales from continued and discontinued operations for fiscal 1996, 1995 and 1994, respectively.

 Cost of Sales

  During fiscal 1996, the Sensors & Systems segment cost of sales as a percentage of sales from continuing operations remained relatively flat, decreasing 0.3% to 62.5% from 62.8% in fiscal 1995. Cost of sales as a percentage of sales increased 3.2% to 62.8% in fiscal 1995 from 59.6% in fiscal 1994 primarily due to a lower priced product mix.

  Downward pressure on gross profit margins is expected to continue, especially for military contracts. The Company's gross profit margins from sales to the U.S. Government for military and space products are generally lower than gross profit margins from sales of commercial and industrial products. Management is continuing measures intended to reduce costs and improve average margins.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses as a percentage of net sales from continuing operations were 27.0%, 28.3% and 29.7% in fiscal 1996, 1995 and 1994, respectively.

  Fiscal 1996 selling, general and administrative expenses increased $0.6 million from $25.6 million in fiscal 1995 to $26.2 million. Selling, general and administrative expenses increased to support operations selling commercial products, with a portion of the increase offset by declines in operations selling government products.

  Fiscal 1995 selling, general and administrative expenses increased to $25.6 million from $24.4 million in fiscal 1994. The Company experienced higher selling, general and administrative expenses to support sales growth in commercial product lines. In addition to selling, general and administrative expense, the Company recorded a charge in the fourth quarter of fiscal 1995 in the amount of 3.9% of net sales ($3.5 million) for royalty and related costs incurred on the basis of an interim arbitration ruling.

 Research, Development and Related Expenses

  The Company's internally funded research, development and related expenses as a percentage of net sales from continuing operations were 3.7%, 4.4% and 7.4% for fiscal 1996, 1995 and 1994, respectively.

  Research and development expenses declined slightly in fiscal 1996 as engineering effort was shifted to manufacturing support as production of new automotive sensors began to ramp up.

  Research and development spending in fiscal 1995 was concentrated in support of the growth of the commercial product lines. Consequently, certain programs were phased out while emphasis on development of sensors for the automotive industry was increased.

  The Company believes that the continued timely development of new products and enhancements to its existing products is essential to maintaining its competitive position. Accordingly, the Company anticipates that such expenses will increase in absolute amount, but may fluctuate as a percentage of sales depending on the Company's success in acquiring customers or, in some cases, U.S. Government funding.

 Interest Expense and Other Income

  Interest expense was $2.4 million, $2.3 million and $2.2 million in fiscal 1996, 1995 and 1994 respectively. Interest is paid primarily on the Senior Note debt. There was no new long-term debt issued during fiscal 1996.

  Other income in fiscal 1996, 1995, and 1994 is comprised of royalty income and interest income earned on highly liquid investments.

 Provision for Income Taxes for Continuing Operations

  The Company's effective tax (benefit) rate was 33.0%, (38.4%), and 50.2%, for fiscal 1996, 1995 and 1994, respectively. The effective tax rate reflects the statutory federal tax rate and the weighted average tax rate of the states in which the Company conducts business. The fiscal 1996 tax rate reflects realization of additional federal and state tax credits for research and development identified in 1996. The fiscal 1995 effective tax rate was lower than the effective rate in fiscal 1994 due to losses in certain states where realization of the benefits of the losses is uncertain.

 Deferred Income Taxes

  At September 28, 1996, the Company had net deferred tax assets of $1,852,000 composed of deferred tax assets of $5,139,000, net of the valuation allowance of $94,000, and deferred tax liabilities of $3,287,000. The Company believes it is likely that the benefits of the deferred tax assets will be realized through the reduction of future taxable income and the reversal of existing deferred tax liabilities.

 Income (Loss) from Discontinued Operations

  Income (loss) for Defense Systems was $1.7 million, $(1.1) million and $0.4 million in fiscal 1996, 1995 and 1994, respectively. The fiscal 1996 income reflects the receipt of a $3.6 million pre-tax settlement for a prior year H 70 contract. The $(1.1) million loss in 1995 was due primarily to additional contract completion costs of $1.5 million associated with the wind up of rocket related business.

 Liquidity and Capital Resources

  During fiscal 1996, operations provided $13.5 million in cash, including cash provided by discontinued operations of $6 million. Net income of $4.6 million plus non-cash charges for depreciation and amortization of $4.2 million and $1.7 million, respectively, and a decrease in deferred tax assets of $0.7 million, were partially offset by inventory purchases of $2.2 million and an increase in trade receivables of $0.8 million.

  Investing activities in fiscal 1996 consisted primarily of the purchase of $3.6 million in capital equipment.

  The Company paid BEI Electronics, Inc. $4.3 million in fiscal 1996.

 Effects of Inflation

  Management believes that, for the periods presented, inflation has not had a material effect on the Company's operations.

                                 RISK FACTORS

  The following factors are applicable to Technologies which is expected to report as a single business segment. These factors should be considered in evaluating Technologies and its business prospects. This Information Statement contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth herein and elsewhere in this Information Statement.

COMPETITION

  Competitors for various products offered by Technologies' Sensors & Systems business are noted above under "Description of the Business--Competition". In addition, the Company also may compete with manufacturers of competing technologies, such as resolvers, inductosyns, laser and fiber optic gyros and magnetic encoders. Many of the Company's existing competitors in each market, and also a number of potential entrants into these markets, have significantly greater financial resources and manufacturing capabilities, are more established, have larger marketing and sales organizations and larger technical staffs. There can be no assurance that other companies will not develop more sophisticated, more cost-effective or otherwise superior products which could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED MANUFACTURING EXPERIENCE; SCALE-UP RISK; PRODUCT RECALL RISK

  Technologies is in the process of scaling up production of its automotive yaw sensors for the quantities required by the automobile market. The Company has relatively limited experience in large-scale manufacturing. The Company currently manufactures moderate quantities of its automotive yaw sensor in the Concord, California facility and its steering sensor in the Tustin, California facility. Manufacturers sometimes encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. If such difficulties were encountered by the Company in manufacturing scale-up, they could have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that future manufacturing difficulties or product recalls, either of which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur.

CONTRACTING WITH THE U.S. GOVERNMENT

  Approximately 27%, 32% and 40% of the net sales of units comprising the continuing operations of Technologies in fiscal 1996, 1995 and 1994, respectively, were derived from contracts with the U.S. Government or under subcontract to other prime contractors to the Government. Because a significant portion of Technologies' business is derived from contracts with the Department of Defense or other agencies of the Government, the Company's business is sensitive to changes in Government spending policies, which can have significant variations from year to year. At various times, the Company's results have been adversely affected by contract cutbacks and there can be no assurance that the Company's results of operations will not in the future be materially and adversely affected by changes in Government procurement policies or reductions in Government expenditures for products furnished by the Company.

  Under applicable regulations, various audit agencies of the Government conduct regular audits of contractors' compliance with a variety of Government regulations. The Government also has the right to review retroactively the cost records under most Government contracts. Contract prices may be adjusted in the event the Government determines that the Company submits incomplete, inaccurate or obsolete cost or pricing data. Government contracts and subcontracts generally provide for either a fixed price, negotiated fixed price or cost-plus-fixed-fee basis for remuneration. The majority of the contracts with the Government are competitive fixed price or negotiated fixed price contracts, although cost-plus-fixed-fee contracts were approximately 5% of the Company's net sales from continuing operations in fiscal 1996. For fixed price contracts, the Company bears the risk of cost overruns and derives the benefits from cost savings. As a result, greater risks are involved under fixed price contracts than under cost-plus contracts because failure to anticipate technical problems, estimate costs accurately or control costs during contract performance may reduce or eliminate the contemplated profit or may result in a loss.

  All Government contracts contain termination clauses that allow the contract to be terminated either for contractor default or for the convenience of the Government. In the event of termination for the convenience of the Government, the clause typically provides that the contractor will receive payment for work-in-progress, including profit. To date, termination of Sensors & Systems' contracts by the Government has not had any significant effect on the Company's financial results. However, no assurance can be given that such terminations will not have a materially adverse effect on the Company's results of operations in the future.

  Portions of the Company's government business are sometimes classified. As a result, the Company may be prohibited from disclosing the substance or status of such business.

RESEARCH AND DEVELOPMENT

  The Company depends in part on its research and development initiatives to provide new products and product improvements which will maintain the Company's favorable reputation in its various markets. There can be no assurance that the outcome of its research and development activity will yield the desired results.

MANUFACTURING PROCESSES AND EQUIPMENT

  The Company manufactures certain products such as quartz rate sensors and some shaft encoders using highly complex proprietary processes and equipment. The possibility exists that equipment could be damaged or that process disciplines and controls could be temporarily lost. Such events could disrupt production, which could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE UPON KEY PERSONNEL

  The Company is dependent upon a number of key management and technical personnel. The loss of the services of one or more key employees could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, many of whom are often subject to offers from competing employers. There can be no assurance that the Company will be able to retain its key employees, or that it will be able to attract or retain additional skilled personnel as required. The Company does not currently maintain key person insurance on any employee. See "Description of the Business of BEI Technologies, Inc.--Employees" and "Directors and Executive Officers of the Company."

DEPENDENCE UPON KEY SUPPLIERS

  Although the majority of the components used in Company products are available from multiple sources, several components are built to Technologies' specifications. Such components include quartz, scanner motors, ASIC's and LED's. While the Company currently relies on single suppliers for these components, it believes the components could be manufactured by alternative suppliers with minimal supply reduction should the need arise to change vendors. To date, the Company has not experienced any significant interruptions in the supply of these components, but there can be no assurance that there will not be a significant disruption in the supply of such components in the future, or in the event of such disruption, that the Company will be able to locate alternative suppliers of the components with the same quality at an acceptable price. An interruption in the supply of components used in the manufacture of the Company's products, particularly as the Company scales up its manufacturing activities in support of commercial sales, could have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY AND COST OF ADDITIONAL FUNDS

  Management believes that new financing will be available to Technologies on more favorable terms as a result of the Distribution than new financing for Electronics absent the Distribution. However, Technologies has no assurance that, as an independent public company, it will be able to obtain financing upon terms as favorable as those obtained by Electronics prior to the Distribution, or that available financing will be sufficient for the Company's needs.

UNCERTAINTY OF TAX CONSEQUENCES

  As a condition to the completion of the Distribution, Electronics and the Company will receive an opinion from Davis Polk & Wardwell to the effect that, although the matter is not free from doubt, the Distribution will qualify as a tax-free spin-off under Section 355 of the Code.

  The tax opinion will rely upon, among other things, certain representations made by Electronics and Technologies to Davis Polk & Wardwell. If it were subsequently determined that those representations were inaccurate or incomplete, the conclusion in the tax opinion could not be relied upon. As reflected in the tax opinion, the applicability of Section 355 to the Distribution is complex and may be subject to differing interpretations. Accordingly, there can be no assurance that the Internal Revenue Service will not successfully challenge the applicability of Section 355 to the Distribution, or assert that the Distribution fails the requirements of
Section 355 on the basis of facts either existing at the Effective Date or that may arise after the Effective Date. See "The Distribution--Certain Federal Income Tax Consequences of the Distribution."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Distribution, there has been no public market for Company Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or will continue after the Distribution. Until the Common Stock is fully distributed and an orderly market develops, the prices at which the Common Stock trades may fluctuate significantly. The market price of Electronics Common Stock has been subject to significant fluctuation in recent years. Accordingly, the market price of Company Common Stock may be subject to wide fluctuations in response to quarter-to-quarter fluctuations in operating results, announcements of technological innovations or new products by the Company or its competitors, general industry and market conditions, changes in earnings estimates by analysts and other events or factors.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS; STOCKHOLDER RIGHTS PLAN

  The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), and the Company's Certificate of Incorporation contains a fair price provision, the combined effect of which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 and the fair price provision could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's

Common Stock. Furthermore, the Board of Directors of the Company has adopted a Stockholder Rights Plan that has certain anti-takeover effects. Rights issued under the plan will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Certain Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws and State Law" and "Stockholder Rights Plan."

UNCERTAINTY OF FUTURE PROFITABILITY

  As a subsidiary of Electronics, Sensors & Systems was profitable in fiscal 1994 and 1996, but sustained an operating loss in fiscal 1995. The Company's ability to increase revenues and sustain profitability will be largely dependent on the market acceptance of products currently under development as well as the successful implementation of the Company's business and marketing strategy. There can be no assurance that the Company will be able to sustain or increase sales or sustain profitability. See "Selected Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF DIVIDENDS

  No assurance can be given that the Company's Board of Directors will in the future authorize the payment of dividends.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The executive officers and directors of the Company and their ages as of August 1, 1997 are as follows:

               NAME              AGE                 POSITION
               ----              ---                 --------
   Charles Crocker..............  58 President, Chief Executive Officer and
                                      Chairman of the Board of Directors
   Gary D. Wrench...............  64 Senior Vice President, Chief Financial
                                      Officer and Director
   Dr. Asad Madni...............  49 Vice President and Director
   Dr. Lawrence A. Wan..........  58 Vice President, Chief Technical Officer
   Robert R. Corr...............  51 Secretary, Treasurer & Controller
   Richard M. Brooks(1)(2)......  69 Director
   George S. Brown(2)...........  75 Director
   C. Joseph Giroir, Jr.(1)(2)..  58 Director
   Dr. William G. Howard, Jr.(1)  55 Director
   Dr. Robert Mehrabian(1)......  55 Director

--------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

DIRECTORS

  The following sets forth information concerning the individuals who have agreed to serve as directors of Technologies following the Distribution.

  Mr. Brooks will have served as a director of Electronics from November 1987 until his resignation immediately before the Distribution. He is currently an independent financial consultant. From 1987 to 1990, he served as President of SFA Management Corporation, the managing general partner of St. Francis Associates, an investment partnership. He currently serves as a director of Longs Drug Store Corporation, Granite Construction Incorporated and the Western Farm Credit Bank, a private company. Mr. Brooks holds a B.S. from Yale University and an M.B.A. from the University of California, Berkeley.

  Mr. Brown, a founder of Electronics, will have served as a director of Electronics from October 1974 until his resignation immediately before the Distribution. Mr. Brown served as President and Chief Executive Officer of Electronics from October 1974 until his retirement from that position in July 1990, when he became a consultant to Electronics. Prior to founding Electronics, Mr. Brown served from 1971 until 1974 as Executive Vice President and General Manager of Baldwin Electronics, Inc., a subsidiary of D.H. Baldwin Company and the predecessor of Electronics. Mr. Brown holds a B.S.E.E. from the University of Oklahoma.

  Mr. Crocker, a founder of Electronics, has served as Chairman of the Board of Directors of Electronics since October 1974, and will continue as Chairman for both Electronics and Technologies following the Distribution. Mr. Crocker assumed the positions of President and Chief Executive Officer of Electronics, effective October 1, 1995. Mr. Crocker will resign as President and CEO of Electronics and assume those positions for Technologies following the Distribution. Mr. Crocker served as President of Crocker Capital Corporation, a Small Business Investment Company, from 1970 to 1985, and as General Partner of Crocker Associates, a venture capital investment partnership, from 1970 to 1990. He currently serves as a director of Fiduciary Trust Company International, Pope & Talbot, Inc. and KeraVision. Mr. Crocker holds a B.S. from Stanford University and an M.B.A. from the University of California, Berkeley.

  Mr. Giroir will have served as a director of Electronics from 1978, until his resignation immediately before the Distribution. He served as the Secretary of Electronics from 1974 to early 1995. He is currently a member of the law firm of Giroir, Gregory, Holmes & Hoover, plc. From 1965 to 1988,
Mr. Giroir was a member of Rose Law Firm, a Professional Association. Both law firms have rendered services to Electronics. Mr. Giroir holds a B.A. and an L.L.B. from the University of Arkansas and an L.L.M. from Georgetown University.

  Dr. Madni will be appointed Vice President of the Company and will serve as a director following the Distribution. Dr. Madni was appointed President of Sensors & Systems in October 1993, which was formed by the consolidation of BEI Motion Systems Company and the BEI Sensors and Controls Group, of which Dr. Madni was President since October 1992. Prior to joining BEI in 1992, he served for 17 years in various executive and technical management positions with Systron Donner Corporation, a manufacturer of avionics and aerospace sensors and subsystems. He was most recently Chairman, President and CEO of Systron Donner Corporation, a subsidiary of Thorn/EMI. Dr. Madni's degrees include a Bachelor of Science and Master of Science in Engineering from the University of California, Los Angeles and a Ph.D. in Engineering from California Coast University.

  Dr. Howard will have served as a director of Electronics from December 1992 until his resignation immediately prior to the Distribution. He is currently an independent consulting engineer in microelectronics and technology-based business planning. From 1987 to 1990, Dr. Howard served as Senior Fellow of the National Academy of Engineering and, prior to that time, held various technical and management positions with Motorola, Inc., most recently as Senior Vice President and Director of Research and Development. Dr. Howard holds a B.E.E. and an M.S. from Cornell University and a Ph.D. in electrical engineering and computer sciences from the University of California, Berkeley. He currently serves as a director of Credence Systems, Inc., RAMTRON International Corp., VLSI Technologies, Inc., and Xilinx, Inc..

  Dr. Mehrabian will have served as a director of Electronics from June 1997 until his resignation immediately prior to the Distribution. From 1990 through June 1997, he was president of Carnegie Mellon University. He is an internationally recognized materials scientist, is currently on the faculty of Carnegie Mellon University and is a Distinguished Visiting Professor at the University of California at Santa Barbara where he was Dean of Engineering from 1983 to 1990. He serves on the boards of directors of Allegheny Teledyne, Inc., DQE and Duquesne Light Company, Mellon Bank Corporation, Mellon Bank, N.A., and PPG Industries. Dr. Mehrabian holds B.S. and Ph.D. degrees from Massachusetts Institute of Technology (MIT).

  Mr. Wrench will have served as Senior Vice President and Chief Financial Officer of Electronics from July 1993 until immediately prior to the distribution and will continue in that position for Technologies following the Distribution. He has served as a Director of Electronics since February 1986, and will continue to serve as a director of Electronics and of Technologies following the Distribution. From April 1985 to July 1993, he served as Vice President of Electronics and President and Chief Executive Officer of BEI Motion Systems Company, Inc., then a wholly owned subsidiary of Electronics that is now a part of Sensors & Systems. Other experience includes twenty years with Hughes Aircraft Company including an assignment as President of Spectrolab, Inc., a Hughes subsidiary. Mr. Wrench holds a B.A. from Pomona College and an M.B.A. from the University of California, Los Angeles.

CLASSIFIED BOARD OF DIRECTORS

  The Company has a classified Board of Directors, which may have the effect of deterring hostile takeovers or delaying changes in control of management of the Company. For purposes of determining their term of office, directors are divided into three classes, with the term of office of the first class to expire at the 1998 annual meeting of stockholders, and the term of office of the second class to expire at the 1999 annual meeting of stockholders and the term of office of the third class to expire at the 2000 annual meeting of stockholders. Class I consists of Mr. Brown and Mr. Crocker; Class II consists of Mr. Giroir, Dr. Madni and Mr. Wrench; and Class III consists of Mr. Brooks, Dr. Howard and Dr. Mehrabian. Directors elected to succeed those directors whose terms expire will be elected to a three year term of office. All directors hold office until the next annual meeting of stockholders at which their terms expire and until their successors have been duly elected and qualified. Executive officers serve at the discretion of the Board. There are no family relationships among any of the officers and directors.

BOARD COMPENSATION AND BENEFITS

  Each non-employee director of the Company will receive a monthly fee of $1,000. Each non-employee director of the Company will also receive a fee of $500 for each Board or committee meeting attended and a fee of $250 for each telephone conference Board meeting in which such director participated. The members of the Board of Directors will also be eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

COMMITTEES OF THE BOARD OF DIRECTORS

  Technologies will establish Audit and Compensation Committees of the Board. Members of the Audit and Compensation Committees will not be employees of Technologies.

  Audit Committee. The Audit Committee will meet with the Company's independent accountants at least annually to review the results of the annual audit and to discuss the financial statements; will recommend to the Board the independent accountants to be retained; will receive and consider the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls; and will periodically review the results of the Company's internal audit program and responses by management. The Audit Committee will be composed of four directors: Mr. Brooks, who will be the Chairman of the Committee, Mr. Giroir, Dr. Howard and Dr. Mehrabian.

  Compensation Committee. The Compensation Committee will make recommendations concerning salaries and incentive compensation, award stock options and restricted stock to eligible executives, employers and consultants under the Company's equity incentive plan, will administer the Company's option plan, and will otherwise determine compensation levels and perform such other functions regarding compensation as the Board may delegate. The Compensation Committee will be composed of three non-employee directors: Mr. Brown, who will be the Chairman of the Committee, and Messrs. Brooks and Giroir.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Brown, who will serve as a member of the Compensation Committee of the Company and who until his resignation as a director of Electronics served as Chairman of the Compensation Committee of Electronics, is a founder of Electronics and served as President and Chief Executive Officer of BEI Electronics from October 1974 until his retirement from that position in July 1990. Mr. Brown has served as a consultant to Electronics and will continue in that capacity with the Company.

  Mr. Giroir, who will serve as a member of the Compensation Committee of the Company, served as Corporate Secretary of Electronics from 1974 until early 1995, for which he received no compensation in addition to that received as director's fees.

CERTAIN RELATIONSHIPS

  Mr. Brown provided consulting services to Electronics pursuant to which he was paid a retainer of $3,000 per month and a fee of $750 per day of service. In the fiscal year ended September 28, 1996, Electronics paid Mr. Brown $41,250 under the agreement.

  Pursuant to his consulting agreement with Electronics, Mr. Brown participated in the Electronics medical and life insurance plans. In fiscal 1996, Electronics paid $4,800 in premiums on behalf of Mr. Brown.

  Dr. Howard provides consulting services to Electronics pursuant to an agreement under which he is paid $1,000 per day of service in addition to his monthly director's fee of $1,000. In the fiscal year ended September 28, 1996, Electronics paid Dr. Howard $500 under the agreement.

EXECUTIVE OFFICERS

  In addition to Messrs. Crocker and Wrench and Dr. Madni, whose positions with Electronics and Technologies, experience and educational background are described under "Directors" above, the following persons will also serve as Executive Officers of Technologies:

  Dr. Wan is Vice President of Engineering of Sensors & Systems and is President of Sensors & Systems' subsidiary, SiTek Inc. Dr. Wan has also served as Vice President, Corporate Technology for Electronics since April 1991. Dr. Wan will resign from his current position with Electronics immediately prior to the Distribution and will become Vice President, and Chief Technical Officer for Technologies. From 1984 until 1990, Dr. Wan served as Vice President, Engineering for Systron Donner Corporation. Between 1979 and 1984, he held various technical and general management positions with Systron Donner Corporation. From 1968 to 1979, he served as Chief Executive Officer for Sycom, Inc. a commercial electronics company which he founded. From 1964 to 1968, he worked for Hughes Aircraft Company, where he headed the Radar Systems Section of the Hughes Ground Systems Group. In 1962, Dr. Wan and two other professors established an Engineering School at University of California, Santa Barbara, where he also taught Engineering. Dr. Wan holds a B.S., M.S. and Ph.D. degrees in Engineering and Applied Sciences from Yale University.

  Mr. Corr will serve as Secretary, Treasurer and Controller of Technologies. Mr. Corr was named Secretary of Electronics in February 1995 and has served as Controller since November 1989 and Treasurer since November 1987. Mr. Corr will resign from his current positions with Electronics immediately prior to the Distribution. From 1978 to 1987, he was employed by AMPEX Corporation, an electronics and magnetic media company, in various financial positions. From 1975 to 1978, he was an Auditor with Arthur Andersen & Co. Mr. Corr received a B.B.A. from Loyola University and is a Certified Public Accountant in the State of California.

                            EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION PRIOR TO THE DISTRIBUTION

  All of the information set forth in the following tables reflect compensation earned based on services rendered to Electronics by its Chief Executive Officer and its four other most highly compensated executive officers (the "Named Executive Officers"), each of whom has assumed similar positions with Technologies.

                          SUMMARY COMPENSATION TABLE

                                                    LONG TERM
                                                   COMPENSATION
                                    ANNUAL            AWARDS
                                COMPENSATION(1)     RESTRICTED
                             ---------------------    STOCK        ALL OTHER
                                  SALARY(2) BONUS  AWARDS(3)(4) COMPENSATION(5)
NAME AND PRINCIPAL POSITION  YEAR    ($)     ($)       ($)            ($)
---------------------------  ---- --------- ------ ------------ ---------------
Mr. Charles Crocker........  1996  260,775  35,000         0         3,252
 Chairman of the Board,
  President and              1995  195,150       0         0         3,240
 Chief Executive Officer     1994  195,150       0         0         3,830
Mr. Gary D. Wrench.........  1996  264,000  35,000    48,750         4,370
 Senior Vice President and
  Chief Financial Officer    1995  264,000       0         0         4,223
                             1994  246,000       0         0         5,314
Dr. Asad M. Madni..........  1996  239,312  95,000    65,000         5,488
 President, BEI Sensors &
  Systems Company, Inc.
Dr. Lawrence A. Wan........  1996  190,922  45,000    26,000         7,792
 Vice President, Corporate
  Technology                 1995  182,100  45,000    15,000         6,920
                             1994  187,100       0    10,247         6,631
Mr. Robert R. Corr.........  1996  149,600  16,000    13,000         3,681
 Secretary, Treasurer and
  Controller                 1995  139,600  12,000     7,875         3,635
                             1994  132,600   8,000     6,958         3,235

--------
(1) As permitted by rules promulgated by the Commission, no amounts are shown for "Other Annual Compensation" because no Named Executive Officer received "perquisites" in an amount exceeding the lesser of 10 % of annual salary plus bonus or $50,000.

(2) Includes annual cash payments designated as automobile allowances, which did not exceed $11,400 for any individual in any year; also includes amounts earned but deferred at the election of the Named Executive Officer pursuant to Electronics' Retirement Savings Plan.

(3) Represents the dollar value of shares awarded, calculated by multiplying the market value based on the closing sales price on the date of grant by the number of shares awarded. At September 28, 1996, the aggregate holdings and value (based on the closing sales price at fiscal year-end 1996 of Electronics' Common Stock as reported on the Nasdaq National Market multiplied by the number of shares held) of restricted stock of the Named Executive Officers was as follows: Mr. Wrench, 18,419 shares, valued at $202,609; Dr. Madni, 32,267 shares, valued at $354,937; Dr. Wan, 14,250 shares, valued at $156,750; Mr. Corr, 9,700 shares, valued at $106,700. The restrictions on awards of restricted stock lapse with respect to 15% of the total number of shares per year on the first, second, third, fourth and fifth anniversaries of the date of grant and with respect to the remaining shares subject to such award on the sixth anniversary of the date of grant. Dividends are paid on shares of restricted stock when, as and if the Electronics' Board of Directors declares dividends on the Common Stock of Electronics.

(4) During the past fiscal year, Electronics did not grant any stock options or issue any stock appreciation rights to any Named Executive Officer.

(5) Includes $2,078, $3,000, $2,999, $3,164 and $2,988 paid in fiscal 1996 to
    Messrs. Crocker, Wrench, Madni, Wan and Corr, respectively, and $2,150, $2,655, $2,796 and $2,854 paid in fiscal 1995 and $2,602, $3,936,

   $2,790 and $2,471 paid in fiscal 1994 to Messrs. Crocker, Wrench, Wan and Corr, respectively, as a normal contribution pursuant to Electronics' Retirement Savings Plan. The remaining sum for each Named Executive Officer is attributable to premiums paid by Electronics for group term life insurance.

ELECTRONICS STOCK OPTION GRANTS AND EXERCISES

  Electronics granted options to its executive officers and key employees under its Amended 1987 Incentive Stock Option Plan (the "Plan"). As of June 28, 1997, options to purchase a total of 389,162 shares had been granted and were outstanding under the Plan and options to purchase 473,819 shares remained available for grant thereunder. During the fiscal year ended September 28, 1996, there were no stock options granted to the Named Executive Officers. Electronics has not issued any stock appreciation rights. The following table shows, for fiscal 1996, certain information regarding options exercised, and held at year end, by the Named Executive Officers.

    AGGREGATE OPTION EXERCISES IN FISCAL 1996, AND FY-END OPTION VALUES(1)

                                  NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                                 OPTIONS AT FY-END (#)            AT FY-END ($)
                              ---------------------------- ----------------------------
     NAME                     EXERCISABLE/UNEXERCISABLE(2) EXERCISABLE/UNEXERCISABLE(3)
     ----                     ---------------------------- ----------------------------
     Mr. Charles Crocker.....                0/0                          0/0
     Mr. Gary D. Wrench......           92,000/0                    624,500/0
     Dr. Asad M. Madni.......           20,000/0                     75,000/0
     Dr. Lawrence A. Wan.....           20,000/0                    162,400/0
     Mr. Robert R. Corr......           16,000/0                     85,000/0

--------
(1) Mr. Wrench exercised an option to purchase 4,000 shares of the Common Stock. None of the other Named Executive Officers exercised any stock options.

(2) Includes both "in-the-money" and "out-of-the-money" options.

(3) The fair market value of the underlying shares on the last day of the fiscal year less the exercise price. See "The Distribution--Other Consequences of the Distribution--Stock Options" for information regarding the effect of the Distribution on outstanding Electronics stock options.

EMPLOYMENT AGREEMENTS

  The employment agreement between Electronics and Mr. Wrench, Senior Vice President, Chief Financial Officer and a director of the Company, will be assumed by Technologies. The employment agreement provides that if Mr. Wrench is terminated by the Company, or a change in control occurs, he will receive from the Company his then full-time current salary for twelve months after such termination.

  The employment agreement between Electronics and Dr. Madni, President of Sensors & Systems, will be assumed by Technologies. The employment agreement renews annually on the anniversary date of the agreement. The agreement provides that if the Company terminates Dr. Madni without cause or a change in control of the Company occurs and Dr. Madni executes a general release of liability, he will receive from the Company his then current full-time salary and medical, dental and life insurance benefits for the 12 months following the termination or change of control, his annual bonus prorated to the date of termination or change in control and an amount equal to the average of the bonuses paid Dr. Madni over the prior three completed fiscal years, including, as applicable, bonuses paid by Electronics.

  The Company will enter into Executive Change in Control Benefit Agreements with each of the Named Executive Officers. Under such an agreement, an executive will receive a lump sum severance payment of one year's base pay plus the average annual bonus over the preceding three fiscal years (including, if applicable, prior service with Electronics) if the executive's employment with the Company terminates voluntarily or involuntarily within twelve months following a change in control of the Company, as defined in the agreement, unless the termination is for cause, as defined in the agreement. The Company will also pay for the executive's and his/her dependents' health coverage for up to eighteen months following a termination of employment for which the executive received a severance payment under the agreement.

                 NEW INCENTIVE PLANS OF BEI TECHNOLOGIES, INC.

1997 EQUITY INCENTIVE PLAN

  The Company's 1997 Equity Incentive Plan (the "Incentive Plan") was adopted
by the Board of Directors in September    , 1997. The Incentive Plan provides
for the grant or issuance of incentive stock options to employees and nonstatutory stock options, restricted stock purchase awards, and stock bonuses to consultants, employees and directors (collectively, "Stock Awards"). A total of 1,600,000 shares of common stock is available for stock awards under the Incentive Plan. To date no options, awards or bonuses have been granted under the Incentive Plan. Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code.

  The Incentive Plan is administered by the Compensation Committee of the Board of Directors which, in the case of stock options, determines optionees and the terms of options granted, including the exercise price, the number of shares subject to the option and the exercisability thereof.

  The terms of options granted under the Incentive Plan may not exceed ten years from the date of grant. It is anticipated that shares covered by options under the Incentive Plan will typically vest at the rate of 33% on the first anniversary of the vesting start date, 33% on the second anniversary of the vesting start date and 34% on the third anniversary of the vesting start date, although shares may be subject to different vesting terms. No Stock Award may be transferred by the holder other than by will or the laws of descent or distribution or (except for incentive stock options) pursuant to a "qualified domestic relations order." An optionee whose relationship with the Company or any of its subsidiaries ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or in such shorter or longer period determined by the Board of Directors.

  Shares subject to Stock Awards granted under the Incentive Plan that have lapsed or terminated may again be subject to Stock Awards granted under the Plan. The Board of Directors has the authority to effect, with the consent of affected holders, the cancellation of outstanding Stock Awards in return for the grant of new Stock Awards for the same or a different number of Stock Awards with an exercise price per share of 85%, 100% or, under certain circumstances, 110% of fair market value of the Company Common Stock on the new grant date, with the shares subject to the outstanding Stock Awards being canceled again becoming available for grant under the Incentive Plan.

  In the event of a dissolution or liquidation of the Company, specified type of merger or other corporate reorganization, to the extent permitted by law, all outstanding Stock Awards will either be assumed by the surviving entity or continue in full force and effect. In the event that the surviving entity declines to assume or substitute similar awards, then the time during which such Stock Awards may be exercised will be accelerated and the Awards terminated if not exercised prior to the event. The acceleration of a Stock Award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise to obtain control of the Company.

  The Incentive Plan will terminate on September 10, 2007 unless sooner terminated by the Board of Directors.

  See "The Distribution--Other Consequences of the Distribution--Stock Options" for information regarding the conversion of outstanding options to purchase Electronics Common Stock options to purchase Technologies Common Stock and "The Distribution--Other Consequences of the Distribution--Restated Stock" for information regarding the issuance of shares of restricted stock of Technologies to holders of restricted stock of Electronics.

401(k) PLAN

  In September    , 1997 the Company adopted a tax qualified employee savings and retirement plan (the "401(k) Plan") under which eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits ($9,500 in 1997) and to contribute such amount to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The 401(k) Plan is intended to qualify under
Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options.

MANAGEMENT INCENTIVE BONUS PLAN

  Technologies' Board of Directors intends to adopt a Management Incentive Bonus Plan for fiscal 1998 ("MIB Plan") covering employees of Technologies, including Sensors & Systems. On the basis of goals relating to return on equity, and subject to predetermined limits under the MIB Plan, the Technologies Compensation Committee will in its discretion determine a bonus fund for each company following the end of the year. Based upon recommendations from management of each company, the Compensation Committee may in its discretion approve individual awards to employees of the respective companies, subject to final approval of the Technologies Board of Directors.

  Electronics has had management incentive bonus plans in place for over 8 years. Incentive awards totalling approximately $608,250 were made with respect to fiscal year 1996. The amounts of such incentive payments to Messrs. Crocker, Wrench and Corr and to Drs. Madni and Wan are included in the "Summary Compensation Table" under "Compensation of Executive Officers-- Executive Compensation Prior to the Distribution."

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

ELIMINATION OF LIABILITY OF DIRECTORS

  The Certificate of Incorporation of the Company (the "Certificate") provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended from time to time.

  While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Bylaws (the "Bylaws") provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the extent not prohibited by the Delaware Law. Under the Bylaws, indemnified parties are entitled to indemnification to the fullest extent permitted by law. The Bylaws also require the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

               OWNERSHIP OF TECHNOLOGIES COMMON STOCK BY CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the number of shares of Company Common Stock expected to be owned following the Distribution, directly or indirectly by:
(i) each director; (ii) each of the Named Executive Officers; (iii) all Named Executive Officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock, based on the ownership by such persons of Electronics Common Stock as of August 1, 1997. The ownership information presented below assumes no change in beneficial ownership of Electronics Common Stock or of the stock underlying options between August 1, 1997 and the Record Date.

                                                                BENEFICIAL
                                                               OWNERSHIP(1)
                                                           --------------------
                                                           NUMBER OF PERCENT OF
     BENEFICIAL OWNER                                       SHARES    TOTAL(2)
     ----------------                                      --------- ----------
     Mr. Charles Crocker(3)............................... 1,557,904    22.2%
      One Post Street
      Suite 2500
      San Francisco, CA
     Brinson Partners, Inc.(4)............................   614,600     8.7%
      209 S. LaSalle Street
      Chicago, IL
     Dimensional Fund Advisors, Inc.(5)...................   431,000     6.1%
      1299 Ocean Avenue
      Penthouse
      Santa Monica, CA 90402-1005
     So Gen International Fund, Inc.(6)...................   427,000     6.1%
      1221 Avenue of the Americas
      8th Floor
      New York, NY 10020
     Kennedy Capital Management, Inc......................   424,100     6.0%
      10829 Olive Blvd.
      St. Louis, MO
     Mr. Richard M. Brooks(7).............................    10,000       *
     Mr. George S. Brown(7)(8)............................    96,752     1.4%
     Mr. Robert R. Corr(7)................................    28,700       *
     Mr. C. Joseph Giroir, Jr.(7).........................    10,000       *
     Dr. William G. Howard, Jr. ..........................       --        *
     Dr. Asad M. Madni(7).................................    80,267     1.1%
     Dr. Robert Mehrabian.................................       --        *
     Dr. Lawrence A. Wan(7)...............................    39,250       *
     Mr. Gary D. Wrench(7)(9).............................   120,419     1.7%
     All executive officers and directors as a group (10
      persons)(10)........................................ 1,943,292    26.9%

--------
 *  Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal stockholders of the Company and upon any Schedules 13D or 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

 (2) Applicable percentages are based on 7,025,843 shares outstanding on August 1, 1997, adjusted as required by rules promulgated by the SEC. Outstanding shares do not include 934,424 shares held as Treasury Stock as of August 1, 1997.

 (3) Includes 400,000 shares held by Charles Crocker as trustee for his adult children, as to which Mr. Crocker disclaims beneficial ownership. Also includes 54,936 shares held in a trust of which Mr. Crocker is beneficiary and sole trustee. Mr. Crocker has the power to vote and dispose of the shares in each of these trusts.

 (4) Represents shares held by Brinson Partners, Inc. ("Partners"), which has the sole power to vote and dispose of the shares held by it; and shares held by Brinson Trust Company ("Trust"), which has the sole power to vote and dispose of the shares held by it. Trust is a wholly-owned subsidiary of Partners which is a wholly-owned subsidiary of Brinson Holdings, Inc. ("Holdings"). Holdings may be deemed to share the power to vote and dispose of all shares held by Partners and Trust, and Partners may be deemed to share the power to vote and dispose of all shares held by itself or Trust. Therefore, both Holdings and Partners each may be deemed a beneficial owner of all the shares held by Partners and Trust.

 (5) Represents shares held by Dimensional Fund Advisors, Inc., DFA Investment Dimensions Group Inc. and The DFA Investment Trust Company. Officers of Dimensional Fund Advisors, Inc. have sole power to vote and dispose of shares beneficially owned by it, including shares held by DFA Investment Dimensions Group Inc. and The DFA Investment Trust Company.

 (6) Represents shares held by So Gen International Fund, Inc., Sogen International SICAV and Ohio National Fund, Global Contrarian, each of which shares the power to vote and dispose of such shares with Societe Generale Asset Management Corp.

 (7) Includes shares which certain officers and directors have the right to acquire within 60 days after the date of this table pursuant to outstanding options as follows: Mr. Brooks, 10,000 shares; Mr. Brown, 39,624 shares; Mr. Corr, 16,000 shares; Mr. Giroir, 10,000 shares; Dr. Madni, 20,000 shares; Dr. Wan, 20,000 shares; Mr. Wrench, 78,400 shares; and all executive officers and directors as a group, 194,024 shares. See "The Distribution--Other Consequences of the Distribution--Stock Options" for information regarding the conversion of outstanding options to purchase Electronics Common Stock into options to purchase Technologies Common Stock. Also includes shares that certain officers and directors have the right to vote pursuant to unvested portions of restricted stock awards as follows: Mr. Corr, 8,374 shares; Dr. Madni, 47,047 shares; Dr. Wan, 12,814 shares; Mr. Wrench, 15,105 shares; and all executive officers and directors as a group, 83,340 shares.

 (8) Includes 57,128 shares held in a revocable trust of which Mr. Brown and his wife, Mildred S. Brown, are beneficiaries and sole trustees. Mr. and Mrs. Brown, acting alone, each has the power to vote and dispose of such shares.

 (9) Includes 25,276 shares held in a revocable trust of which Mr. Wrench and his wife, Jacqueline Wrench, are beneficiaries and sole trustees. Mr. and Mrs. Wrench, acting alone, each has the power to vote and dispose of such shares. Also includes 16,743 shares which Mr. Wrench, acting alone, has power to vote and dispose of.

(10) Includes the shares described in the Notes above.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  The Company's authorized capital stock consists of 2,000,000 shares of preferred stock, par value $.001 per share (the "Company Preferred Stock"), and 20,000,000 shares of Company Common Stock. No shares of Company Preferred Stock will be issued in connection with the Distribution. Based on the number
of shares of Electronics Common Stock outstanding at        , 1997, up to
approximately    shares of Company Common Stock will be issued to the
stockholders of Electronics in the Distribution. All of the shares of Company Common Stock issued in the Distribution will be validly issued, fully paid and nonassessable.

COMPANY COMMON STOCK

  The holders of Company Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Company Preferred Stock, the holders of such shares exclusively will possess all voting power. The Certificate of Incorporation of the Company does not provide for cumulative voting in the election of directors. Thus, under the Delaware Law, the holders of more than one-half of the outstanding Company Common Stock generally will be able to elect all of the directors of the Company then standing for election. Subject to any preferential rights of any outstanding series of Company Preferred Stock created by the Board from time to time, the holders of Company Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

COMPANY PREFERRED STOCK

  Under the Certificate, the Board will be authorized to provide for the issue of shares of Company Preferred Stock, in one or more series, and to fix for each such series such powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the Board providing for the issue of such series and as are permitted by the Delaware Law. See "Certain Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws and State Law--Preferred Stock" and "Stockholder Rights Plan."

COMMON STOCK DIVIDEND POLICY

  The payment and amount of cash dividends on the Common Stock after the Distribution will be subject to the discretion of the Company's Board of Directors.

              CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS
                     OF THE CERTIFICATE OF INCORPORATION,
                           THE BYLAWS AND STATE LAW

  The Certificate and the Bylaws of the Company contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate and the Bylaws.

CLASSIFIED BOARD OF DIRECTORS

  The Certificate and Bylaws provide that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Board consists of the persons referred to under "Directors and Executive Officers of the Company" above. The Certificate and the Bylaws provide that, of the initial directors of the Company, approximately one-third will continue to serve until the 1998 Annual Meeting of Stockholders, approximately one-third will continue to serve until the 1999 Annual Meeting of Stockholders, and approximately one-third will continue to serve until the 2000 Annual Meeting of Stockholders. Of the initial directors, Mr. Brown and Mr. Crocker will serve until the 1998 Annual Meeting of Stockholders, Mr. Giroir, Dr. Madni and Mr. Wrench will serve until the 1999 Annual Meeting of Stockholders and Mr. Brooks, Dr. Howard and Dr. Mehrabian will serve until the 2000 Annual Meeting of Stockholders. Starting with the 1998 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

  The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the Company Common Stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Company Common Stock at a higher market price than might otherwise be the case.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

  The Certificate provides that, subject to any rights of holders of Company Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board. In addition, the Bylaws provide that, unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

  Under the Delaware Law, unless otherwise provided in the Certificate, directors serving on a classified board may only be removed by the stockholders for cause. In addition, the Certificate and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

  The Certificate and the Bylaws provide that, stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of stockholders can be called by a majority of the Board or by resolution of the Board. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board call a special meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

  The provisions of the Certificate and the Bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called at the request of a majority of the Board. These provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action and from taking action by consent. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board by calling a special meeting of stockholders prior to the time a majority of the Board believes such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or if no annual meeting was held in the previous year or the date of the annual meeting is changed by more than 30 days from the date contemplated in the previous years' proxy statement, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made, if public announcement of such meeting was made less than 10 days prior to the date of such meeting).

  Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the name, age, business address and residence address of such nominee, the principal occupation or employment of the nominee, the class and number of shares of the corporation which are beneficially owned by the nominee, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, the identity and address, as they appear on the Company's books, of the nominating stockholder, the class and number of shares of stock of the Company which are beneficially owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee.

  Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, any material interest of such stockholder in the business so proposed, and any other information required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Act of 1933, as amended in his capacity as a proponent to a stockholder proposal. If the chairman of the meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, will provide the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

PREFERRED STOCK

  The Certificate authorizes the Board to establish one or more series of Company Preferred Stock and to determine, with respect to any series of Company Preferred Stock, the terms and rights of such series, including
(i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series.

  The Company believes that the ability of the Board to issue one or more series of Company Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Company Preferred Stock, as well as shares of Company Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The Nasdaq currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of the Company's stockholders is not required for the issuance of shares of Company Preferred Stock or Company Common Stock, the Board may determine not to seek stockholder approval.

  Although the Board has no intention at the present time of doing so, it could issue a series of Company Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Company Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. See "Stockholder Rights Plan" below.

AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BYLAWS

  Under the Delaware Law, the stockholders have the right to adopt, amend or repeal the Bylaws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, the Bylaws may be adopted, amended or repealed by the board of directors. The Certificate provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate relating to the prohibition of stockholder action without a meeting; the number, election and term of the Company's directors; the removal of directors; the limitation of a director's personal liability for breaches of his fiduciary duty in certain circumstances; the amendment of the Certificate; or the Fair Price Provision. The vote of the holders of 66 2/3% of the outstanding shares of Voting Stock is required to amend all other provisions of the Certificate. The Certificate further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Voting Stock, voting together as a single class, although any amendment by the stockholders to the provisions of the Bylaws related to annual and special meetings of stockholders, the prohibition on stockholder action by written consent in lieu of a meeting, the size and powers of the Board, the classification of the Board, filling of Board vacancies and the removal of Board members, the indemnification of Board members and officers against liabilities incurred in connection with the performance of their duties, and amendment of the Bylaws, requires affirmative vote of the holders of at least 80% of the outstanding Voting Stock. These 80% voting requirements will have the effect of making more difficult any amendment by stockholders of the Bylaws or of any of the provisions of the Certificate described above, even if a majority of the Company's stockholders believe that such amendment would be in their best interests.

ANTI-TAKEOVER LEGISLATION

  Section 203 of the Delaware Law provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the Delaware Law, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

FAIR PRICE PROVISION

  The Certificate contains a provision (the "Fair Price Provision") that requires the approval of the holders of 80% of the Company's voting power, voting as a single class, as a condition to a merger or certain other business transactions (a "business combination") between the Company and a holder of more than 10% of the Company's voting power and certain assignees of such 10% holders (an "interested stockholder"), except in cases where the disinterested directors approve the transaction or certain minimum price criteria and other procedural requirements are met. The minimum price criteria are complex, but generally require that in a transaction in which stockholders are to receive payments, holders of Common Stock must receive a value equal to the highest price paid by the interested stockholder for Common Stock (i) during the two years prior to the date of announcement of the business combination, or (ii) if the interested stockholder becomes an interested stockholder more than two years prior to the date of announcement of the business combination, in the transaction in which it became an interested stockholder, whichever is higher, and that such payment be made in cash or in the type of consideration paid by the interested stockholder for the greatest portion of its shares. Any solicitation of stockholder approval of a transaction subject to the Fair Price Provision must be pursuant to a proxy statement meeting the requirements of the proxy rules under the Exchange Act.

  The Fair Price Provision is intended to provide some protection against certain forms of two-tiered corporate takeovers in which the acquiror seeks as a first step to acquire a controlling equity interest in a company and then as a second step to acquire the remaining equity interest with cash or securities that have a value substantially below the consideration paid to acquire control. The Company's Board of Directors believes that the Fair Price Provision will help assure that all the Company's stockholders will be treated similarly if certain kinds of business combinations are effected. However, the Fair Price Provision may make it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that could be beneficial to stockholders.

COMPARISON WITH CERTAIN RIGHTS OF HOLDERS OF ELECTRONICS COMMON STOCK

  The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting shares to amend provisions in the Certificate of Incorporation providing for the determination of the number of directors, the existence of a classified Board of Directors, the removal of a director from office, the filling of vacancies on the Board of Directors, the inability of stockholders to act by written consent, the elimination of director liability in certain circumstances, a fair price provision and the amendment of the Certificate of Incorporation. The Electronic's Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares to amend provisions in the Certificate of Incorporation providing for the determination of the number of directors, the existence of a classified Board of Directors, the removal of a director from office, the filling of vacancies on the Board of Directors, a fair price provision and the amendment of the Restated Certificate of Incorporation.

  The Company's Certificate of Incorporation provides for the amendment of selected provisions of the Company's Bylaws with the affirmative vote of the holders of at least 80% of the Company's outstanding voting shares and of the balance of the Bylaw provisions with the vote of the holders of at least 66 2/3% of the voting shares. Electronics' Bylaws provides for the amendment of the Bylaws by the stockholder on terms similar to those contained in the Company's Certificate of Incorporation. Both the Company's Certificate of Incorporation and Electronic's Restated Certificate of Incorporation provide for the amendment of each company's Bylaws by the respective Board of Directors.

  The Company's fair price provision contained in its Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares of the Company's voting stock to approve specified forms of business combinations entered into by the Company. The fair price provision contained in the Restated Certificate of Incorporation of Electronics requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Electronic's voting stock to approve similar forms of business combinations entered into by Electronics.

  The Restated Certificate of Incorporation of Electronics allows for the removal of a director from office with the affirmative vote of the holders of a majority of the voting stock if the removal is for cause, and with the affirmative vote of the holders of 66 2/3% of the outstanding shares of voting stock of the removal is without cause. The Certificate of Incorporation of the Company only provides for the removal of directors with cause, and only with the affirmative vote of the holder of 80% of the outstanding shares of voting stock.

  The Restated Certificate of Incorporation of Electronic's allows the stockholders to fill newly created directorships or vacancies on the Board of Directors with an affirmative vote of the holders of a majority of the outstanding shares of voting stock. Unless otherwise determined by resolution of the Board of Directors, the Company's Certificate of Incorporation provides for the filling of newly created directorships and vacancies on the Board of Directors by the affirmative vote of a majority of the directors.

  Electronics' charter documents are substantially similar to the Company's Certificate and Bylaws with respect to (i) the elimination of directors' liabilities in certain circumstances, (ii) determining the size of the board of directors and the directors' terms of office, (iii) a fair price provision and (iv) the application of Section 203 of the Delaware Law.

                            STOCKHOLDER RIGHTS PLAN

  Prior to the Effective Date, the Board of Directors of the Company is expected to approve the adoption of a Stockholder Rights Plan (the "Plan"). The terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend is payable on the Record Date to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), at a price per one one-hundredth of a Preferred Share to be determined by the Board of Directors (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of the Preferred Shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"),
dated as of September   , 1997 entered into between the Company and
ChaseMellon Shareholder Services, L.L.C. as rights agent (the "Rights Agent").

  Initially, the Rights will be evidenced by the stock certificates representing the Common Shares outstanding from time to time, and no separate Right Certificates, as defined below, will be distributed. Until the earlier to occur of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with or without a copy of the Summary of Rights, which is included in the Rights Agreement as Exhibit thereof (the "Summary of Rights").

  Until the Rights Distribution Date, the Rights will be transferable with and only with the Common Shares. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Rights Distribution Date. The
Rights will expire on September   , 2007 (the "Final Expiration Date"), unless
the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

  The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Rights Distribution Date.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share. The Preferred Shares would rank junior to any other series of the Company's preferred stock.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will for a 60-day period have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights). This right will terminate 60 days after the date on which the Rights become nonredeemable (as described below), unless there is an injunction or similar obstacle to exercise of the Rights, in which event this right will terminate 60 days after the date on which the Rights again become exercisable.

  Generally, under the Plan, an "Acquiring Person" shall not be deemed to include (i) the Company, (ii) a subsidiary of the Company, (iii) any employee benefit or compensation plan of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan, or (v) an Excluded Person which shall mean Mr. Crocker so long as he and any trust or other fiduciary account for the benefit of Mr. Crocker or his ancestors, descendents, siblings or spouse (a "Trust") beneficially own 30% or less of the outstanding Common Shares; provided, however, that Mr. Crocker and any Trust shall not be an Excluded Person if such persons beneficially own more than 30% of the outstanding Common Shares without the prior approval of the Board of Directors of the Company. In addition, except under limited circumstances, no person or entity shall become an Acquiring Person as the result of the acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 15% or more of the Common Shares then outstanding.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  At any time prior to the earliest of (i) the day of the first public announcement that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). In addition, the Rights may not be redeemed during the 180 days following certain changes in a majority of the members of the Board of Directors. Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as the rights are distributed no such amendment may adversely affect the interest of the holders of the Rights excluding the interests of an Acquiring Person.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended to permit such acquisition or redeemed by the Company at $.001 per Right prior to the earliest of (i) the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or (ii) the final expiration date of the rights.

              INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................. F-2
Combined Balance Sheets.................................................... F-3
Combined Statements of Operations.......................................... F-4
Combined Statements of Cash Flows.......................................... F-5
Combined Statements of Stockholders' Equity................................ F-6
Notes to Combined Financial Statements..................................... F-7
Schedule of Valuation and Qualifying Accounts.............................. S-1
Report of Ernst & Young LLP, Independent Auditors, as to Schedule.......... S-2

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BEI Electronics, Inc.

  We have audited the accompanying combined balance sheets of the businesses to comprise BEI Technologies, Inc. (as described in Note 1 to the combined financial statements) as of September 28, 1996 and September 30, 1995, and related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of BEI Technologies, Inc. at September 28, 1996 and September 30, 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended September 28, 1996 in conformity with generally accepted accounting principles.

                                                    Ernst & Young, LLP

San Francisco, California
November 20, 1996,
except for Note 1 and the first
paragraphs of Notes 2 and 7, as to which the date is June 30, 1997 and Note 16, as to which the date is September 11, 1997

                             BEI TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                                        SEPTEMBER 30, SEPTEMBER 28,  JUNE 28,
                                            1995          1996         1997
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
                                                (AMOUNTS IN THOUSANDS)
                ASSETS
CURRENT ASSETS
Cash and cash equivalents--Note 14....     $ 2,667       $ 8,201      $ 3,622
Trade receivables:
 United States Government.............       5,072         5,175        2,118
 Commercial customers, less allowance
  for doubtful accounts (1997-$621;
  1996-$607; 1995-$395) ..............      11,087        11,537       14,445
                                           -------       -------      -------
                                            16,159        16,712       16,563
Inventories--Note 3...................      16,972        19,201       22,304
Refundable income taxes...............         518           388          --
Deferred income taxes--Note 6.........       3,667         2,564        4,387
Current assets of discontinued
 operations--Note 2...................       9,764         6,508          743
Other current assets..................       2,005         1,925        1,399
                                           -------       -------      -------
   Total current assets...............      51,752        55,499       49,018
PROPERTY, PLANT AND EQUIPMENT--NOTE 5
Land..................................       4,093         4,093        4,093
Structures............................       7,216         7,409        8,796
Equipment.............................      32,796        35,947       40,624
Leasehold improvements................       1,301         1,284        1,034
                                           -------       -------      -------
                                            45,406        48,733       54,547
Less allowances for depreciation and
 amortization.........................      22,627        26,542       29,440
                                           -------       -------      -------
                                            22,779        22,191       25,107
OTHER ASSETS
Tradenames, patents and related
 assets, less amortization (1997-
 $2,474; 1996-$2,335; 1995-$2,149)....       2,125         1,939        1,800
Technology acquired under license
 agreements, less amortization (1997-
 $3,990; 1996-$3,269; 1995-$2,342)....       8,125         6,939        6,218
Goodwill, less amortization (1997-
 $379; 1996-$340; 1995-$288)..........         759           707          668
Non-current assets of discontinued
 operations-Note 2....................       3,836         1,962        1,687
Other.................................       3,042         2,934        2,170
                                           -------       -------      -------
                                            17,887        14,481       12,543
                                           -------       -------      -------
                                           $92,418       $92,171      $86,668
                                           =======       =======      =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable................     $ 3,963       $ 5,025      $ 5,574
Accrued expenses and other
 liabilities--Note 4..................      14,295        12,602        9,218
Current portion of long-term debt--
 Note 5...............................          72         5,625        5,627
Current liabilities of discontinued
 operations--Note 2...................       3,648         4,472        1,888
                                           -------       -------      -------
   Total current liabilities..........      21,978        27,724       22,307
Long-term debt, less current portion--
 Notes 5 and 14.......................      29,765        24,137       18,516
Payable to BEI Electronics, Inc.--
 (Note 15)............................      10,404         6,062        3,896
Deferred income taxes--Note 6.........       1,140           712          --
Other liabilities.....................         268           290          286
Commitments and contingencies--Notes
 2, 10 and 11.........................         --            --           --
STOCKHOLDERS' EQUITY--NOTES 7 AND 8
Preferred stock.......................         --            --           --
Common stock..........................         --            --           --
Retained earnings.....................      29,593        34,164       42,949
                                           -------       -------      -------
                                            29,593        34,164       42,949
Less: Unearned restricted stock--Note
 8....................................        (730)         (918)      (1,286)
                                           -------       -------      -------
   Total stockholders' equity.........      28,863        33,246       41,663
                                           -------       -------      -------
                                           $92,418       $92,171      $86,668
                                           =======       =======      =======

                  See notes to combined financial statements.

                             BEI TECHNOLOGIES, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                                   NINE MONTHS
                                       YEARS ENDED                    ENDED
                          -------------------------------------- ----------------
                                                                  JUNE     JUNE
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,   29,      28,
                             1994        1995          1996       1996     1997
                          ---------- ------------- ------------- -------  -------
                                                                   (UNAUDITED)
                             (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales--Note 12 and
 13.....................   $82,361      $90,475       $96,746    $71,398  $74,437
Cost of sales--Note 13..    49,081       56,841        60,494     44,390   48,383
                           -------      -------       -------    -------  -------
                            33,280       33,634        36,252     27,008   26,054
                           -------      -------       -------    -------  -------
Selling, general and
 administrative
 expenses...............    24,426       25,641        26,157     18,500   19,014
Provision for royalty
 and related expenses...       --         3,500           --         --       --
Research, development
 and related expenses...     6,117        3,964         3,608      2,682    3,159
                           -------      -------       -------    -------  -------
                            30,543       33,105        29,765     21,182   22,173
                           -------      -------       -------    -------  -------
Operating Income........     2,737          529         6,487      5,826    3,881
Other income............        98          210           242        166      246
Interest expense........    (2,190)      (2,303)       (2,444)    (1,879)  (1,392)
                           -------      -------       -------    -------  -------
Income (loss) before
 income taxes...........       645       (1,564)        4,285      4,113    2,735
Income taxes--Note 6....       324         (600)        1,412      1,407      941
                           -------      -------       -------    -------  -------
Income (loss) from
 continuing operations..       321         (964)        2,873      2,706    1,794
Income (loss) from
 discontinued
 operations, net of
 income taxes--Note 2...       392       (1,077)        1,698      1,139    1,389
                           -------      -------       -------    -------  -------
Net income (loss).......   $   713      $(2,041)      $ 4,571    $ 3,845  $ 3,183
                           =======      =======       =======    =======  =======
Pro forma earnings from
 continuing operations
 per common and common
 equivalent share.......                              $  0.40             $  0.25
Pro forma earnings from
 discontinued operations
 per common and common
 equivalent share.......                                 0.24                0.20
                                                      -------             -------
Pro forma earnings per
 common and common
 equivalent share--Notes
 7 and 8................                              $  0.64             $  0.45
                                                      =======             =======
Shares used in computing
 pro forma earnings per
 common and common
 equivalent shares--
 Notes 1, 7 and 8.......                                7,108               7,131
                                                      =======             =======

                  See notes to combined financial statements.

                             BEI TECHNOLOGIES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                       YEARS ENDED                  NINE MONTHS ENDED
                          -------------------------------------- -----------------------
                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,  JUNE 29,    JUNE 28,
                             1994        1995          1996         1996        1997
                          ---------- ------------- ------------- ----------- -----------
                                                                 (UNAUDITED) (UNAUDITED)
                                              (DOLLARS IN THOUSANDS)
Cash flows from
 operating activities:
Net income..............   $   713      $(2,041)      $4,571       $3,845      $ 3,183
ADJUSTMENTS TO RECONCILE
 NET INCOME TO NET CASH
 PROVIDED (USED) BY
 OPERATING ACTIVITIES:
Depreciation............     4,384        4,456        4,204        3,131        3,094
Amortization............     1,218        1,457        1,711        1,202        1,202
Provision for losses on
 trade receivables......        50          119          282          173           46
(Gain) Loss on sale of
 assets.................        41           79          174            5           29
Deferred income taxes...      (558)      (2,630)         675          370       (1,765)
Other...................       258         (681)        (577)          32         (595)
CHANGES IN OPERATING
 ASSETS AND LIABILITIES:
Trade receivables.......    (1,945)      (2,541)        (835)         (21)         103
Inventories.............    (2,204)        (882)      (2,229)      (1,700)      (3,103)
Other current assets....      (501)         175           80         (531)         526
Trade accounts payable,
 accrued expenses and
 other liabilities .....     1,637        3,401         (609)      (1,736)      (3,478)
Refundable income taxes.    (2,399)       1,043          130          878          966
Assets and liabilities
 of discontinued
 operations.............     4,210        7,617        5,954        2,243        2,730
                           -------      -------       ------       ------      -------
Net cash provided (used)
 by operating
 activities.............     4,904        9,572       13,531        7,891        2,940
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Purchases of property,
 plant and equipment....    (8,469)      (2,573)      (3,624)      (3,106)      (6,032)
Other...................      (900)          35           44          144          698
                           -------      -------       ------       ------      -------
Net cash used by
 investing activities...    (9,369)      (2,538)      (3,580)      (2,872)      (5,334)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Principal payments on
 long-term debt.........      (121)        (138)         (75)         (70)         (19)
Increase (decrease) in
 payable to BEI
 Electronics, Inc.......     7,413       (7,323)      (4,342)      (3,604)      (2,166)
                           -------      -------       ------       ------      -------
Net cash provided (used)
 by financing
 activities.............     7,292       (7,461)      (4,417)      (3,674)      (2,185)
                           -------      -------       ------       ------      -------
Net increase (decrease)
 in cash and cash
 equivalents............     2,827         (427)       5,534        1,345       (4,579)
Cash and cash
 equivalents at
 beginning of period....       267        3,094        2,667        2,667        8,201
                           -------      -------       ------       ------      -------
Cash and cash
 equivalents at end of
 period.................   $ 3,094      $ 2,667       $8,201       $4,012      $ 3,622
                           =======      =======       ======       ======      =======
SUPPLEMENTAL SCHEDULE OF
 NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
Increase (decrease) in
 long-term debt of BEI
 Electronics, Inc. to be
 assumed by BEI
 Technologies, Inc. ....   $11,200      $   --        $  --        $  --       $(5,600)
                           =======      =======       ======       ======      =======

                  See notes to combined financial statements.

                             BEI TECHNOLOGIES, INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           UNEARNED
                                         COMMON RETAINED  RESTRICTED
                                         STOCK  EARNINGS    STOCK     TOTAL
                                         ------ --------  ---------- --------
                                               (DOLLARS IN THOUSANDS)
BALANCES AT OCTOBER 2, 1993.............        $ 42,121   $  (803)  $ 41,318
Net income for 1994.....................  --         713       --         713
Restricted Stock Plan--Note 8...........  --         --         97         97
Increase in long-term debt of BEI
 Electronics, Inc. to be assumed by BEI
 Technologies, Inc......................  --     (11,200)      --     (11,200)
                                          ---   --------   -------   --------
BALANCES AT OCTOBER 1, 1994.............  --      31,634      (706)    30,928
Net loss for 1995.......................  --      (2,041)      --      (2,041)
Restricted Stock Plan--Note 8...........  --         --        (24)       (24)
                                          ---   --------   -------   --------
BALANCES AT SEPTEMBER 30, 1995..........  --      29,593      (730)    28,863
Net income for 1996.....................  --       4,571       --       4,571
Restricted Stock Plan--Note 8...........  --         --       (188)      (188)
                                          ---   --------   -------   --------
BALANCES AT SEPTEMBER 28, 1996..........  --      34,164      (918)    33,246
Net income (unaudited)..................  --       3,183       --       3,183
Restricted Stock Plan--Note 8
 (unaudited)............................  --         --       (366)      (366)
Decrease in long-term debt of BEI
 Electronics, Inc. to be assumed by BEI
 Technologies, Inc. (unaudited).........  --       5,600       --       5,600
                                          ---   --------   -------   --------
BALANCES AT JUNE 28, 1997 (UNAUDITED)...  --    $ 42,947   $(1,284)  $ 41,663
                                          ===   ========   =======   ========


                  See notes to combined financial statements.

                            BEI TECHNOLOGIES, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

  (Information for the nine months ended June 28, 1997 and June 29, 1996, is unaudited)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation: On June 30, 1997, the Board of Directors of BEI Electronics, Inc. (Electronics) approved a plan of distribution to holders of Electronics common stock of one share of common stock of BEI Technologies, Inc. (Technologies or the Company), a newly formed subsidiary, for each share of Electronics common stock held (the Distribution). In connection with the Distribution, Electronics will transfer to Technologies all of the assets, liabilities and operations of its Sensors & Systems and Defense Systems business segments. As further described in Note 2, on June 30, 1997, the Board of Directors of Electronics also approved a formal plan to discontinue the operations of its Defense Systems segment.

  The accompanying combined financial statements of Technologies present the combined financial position and results of operations of BEI Sensors & Systems Company, Inc. and Defense Systems Company, Inc., wholly-owned subsidiaries of Electronics, which are predecessor entities to the Company. All intercompany accounts and transactions have been eliminated. The financial position and results of operations of the Sensors & Systems business segment are presented as continuing operations and those of the Defense Systems business segment are presented as discontinued operations. Intercompany accounts and transactions between Technologies and Electronics are summarized in Note 15. Long-term debt of Electronics that will be assumed by Technologies in connection with the Distribution has been included in the accompanying combined balance sheets as described in Note 5.

  The Sensors & Systems business provides sensors, engineered subsystems and associated components which are used for controlled precision machinery and equipment in industrial, medical, automotive, aerospace and military applications.

  Fiscal Year: The Company's fiscal year ends on the Saturday nearest September 30. Fiscal years 1996, 1995 and 1994 each contained 52 weeks.

  Interim Financial Information: The combined financial statements for the nine months ended June 28, 1997 and June 29, 1996 are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position and results of operations. Operating results for the nine months ended June 28, 1997 are not necessarily indicative of the results that may be expected for any future periods.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

  Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Concentration of Credit Risk: The Company's products are primarily sold to commercial customers throughout the United States and in various foreign countries and to the United States government. Substantially all foreign sales are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its commercial customers and generally does not require collateral. The Company maintains reserves for potential credit losses. Historically, such losses have been within the expectations of management.

  Revenue Recognition: Revenue is recognized under fixed price contracts using the percentage of completion method, with percentage of completion determined primarily by units delivered. Units are considered delivered

                            BEI TECHNOLOGIES, INC.

when accepted by the customer. Revenue for products not sold under fixed price contracts is recognized as units are shipped. Sales under cost reimbursement contracts are recognized as costs are incurred and include a proportion of the fees expected to be realized on the contracts. Amounts related to billed retainages, amounts not billed and amounts of uncertain claims are immaterial.

  Inventories: Inventories consist of costs incurred under fixed price contracts in process less anticipated losses, if any, on the contracts. Other inventories are carried principally at the lower of cost (first-in, first-out method) or fair value. Provisions for contract costs in excess of inventory are reflected as accrued contract costs in current liabilities.

  Depreciation and Amortization: Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives, which range from 3 to 30 years, using the straight-line method for structures and the accelerated or straight-line methods for equipment.

  Leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

  Long Lived Assets: The Company accounts for its long-lived assets using Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 ("FAS No. 121") "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". The Company adopted FAS
No. 121 on October 1, 1995. The Company recognizes impairment losses on long-lived assets, including property, plant and equipment and other assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets.

  Tradenames, patents and related assets are being amortized over their remaining lives at the date of acquisition up to a period of seventeen years.

  Technology acquired under license agreements consists primarily of the cost of exclusive rights to make, use and sell products utilizing quartz rate sensing technology. Technology acquired is being amortized over thirteen years, which approximates its estimated useful life from the date of acquisition.

  Goodwill consists of the excess of cost over fair value of net tangible assets acquired in purchase acquisitions. Goodwill is amortized by the straight-line method over 20 years.

  Research and Development: Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2 "Accounting for Research and Development Costs", which establishes accounting and reporting standards for research and development.

  Stock-Based Compensation: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," which established a fair-value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company will be required to adopt FAS 123 in fiscal year 1997. The Company's intention is to continue to account for employee stock awards in accordance with APB Opinion No. 25 and to adopt the disclosure-only alternative described in FAS 123.

  Pro Forma Net Income Per Share: Pro forma net income per share is based on the pro forma weighted average number of shares of outstanding Technologies common stock and dilutive common equivalent shares from stock options, giving effect to the planned Distribution of one share of Technologies common stock for each share of Electronics common stock as if it had occurred at the beginning of each period presented. Pro

                            BEI TECHNOLOGIES, INC.

forma common equivalent shares from outstanding stock options of Electronics held by employees of the Sensors and Systems and Defense Systems business who will become employees of Technologies are computed using the treasury stock method assuming that upon exercise the holder would receive one share of Technologies common stock for each share of Electronics common stock acquired through the exercise of such options.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings per Share", which is required to be adopted for the quarter ending December 27, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate earnings (loss) per share for all prior periods. Had the Statement been implemented for the nine months ended June 28, 1997 and the year ended September 28, 1996, the impact on the calculation of pro forma earnings per share would not have been material.

NOTE 2--DISCONTINUED OPERATIONS

  In June 30, 1997, the Board of Directors of Electronics announced a formal plan to discontinue the operations of the Defense Systems segment. Accordingly, the results of operations of the segment have been presented as discontinued operations for all periods presented and the assets and liabilities of the segment have been segregated in the combined balance sheets. The remaining assets are stated at cost, which management believes approximates net realizable value and management does not expect any material loss from the on-going operations or abandonment of the Defense Systems segment. Previously, in September 1995, Electronics had reached a decision to exit the HYDRA 70 (H 70) rocket manufacturing line of business which made up a substantial portion of the Defense Systems segment. Additional products of the segment included weapons management systems and sales under a cost-plus fee advanced rocket development contract.

  As result of the decision to exit the rocket line of business, the Company has incurred and will incur costs relating to employee severance and the closure and withdrawal from the leased facility in Camden, Arkansas and similar costs related to its owned facility in Euless, Texas. The Company recorded costs of sales of $1,250,000 as exit costs at September 30, 1995 consisting of employee severance of $750,000, leasehold abandonment of $250,000 and owned facility costs of $250,000. During fiscal 1996, the Company incurred $726,000 of costs for employee severance and leasehold and facility costs of $350,000. Additional amounts were accrued during fiscal 1996 for severance costs of $350,000 and facility costs of $350,000. During fiscal 1996, the Company recorded net losses of $640,000 on disposal of assets of the rocket business. At September 28, 1996, an additional charge of $313,000 was recorded to reflect management's estimate of the fair value of the Euless facility based on current market conditions. At the end of fiscal year 1996, the balance in the reserve account consisted of $374,000 and $500,000 for employee severance and facility closure costs, respectively. During the first nine months of fiscal 1997, the Company accrued an additional $33,000 for employee severance costs. Costs incurred during the period for severance and facilities closure of $302,000 and $357,000, respectively, were charged against the reserve. The balance in the reserve at the end of the third quarter of fiscal 1997 consisted of $105,000 for employee severance and $143,000 for facilities closure costs. Management believes at this time the reserve appears adequate to cover future shutdown costs. At September 28, 1996, substantially all inventory and equipment assets of the rocket business had been written off or disposed of except the remaining assets at the Euless facility which management expects to dispose of in fiscal 1997.

                             BEI TECHNOLOGIES, INC.

  Net sales of the Defense Systems segment were as follows for the fiscal periods indicated.

                                      YEARS ENDED                  NINE MONTHS ENDED
                         -------------------------------------- -----------------------
                         OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,  JUNE 29,    JUNE 28,
                            1994        1995          1996         1996        1997
                         ---------- ------------- ------------- ----------- -----------
                                                                (UNAUDITED) (UNAUDITED)
                                             (DOLLARS IN THOUSANDS)
Sales--HYDRA 70.........  $ 38,292     $38,517       $37,927      $28,189     $1,947
Other...................     9,327       7,064         4,708        3,311      4,663
                          --------     -------       -------      -------     ------
                         $ 47,619      $45,581       $42,635      $31,500     $6,610
                          ========     =======       =======      =======     ======

NOTE 3--INVENTORIES

                                         SEPTEMBER 30, SEPTEMBER 28,  JUNE 28,
                                             1995          1996         1997
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS)
Finished products......................    $    554       $   289      $ 1,281
Work in process........................       5,906         6,621        7,361
Materials..............................       9,468        10,873       12,635
Costs incurred under long-term
 contracts, including U.S. Government
 contracts.............................      26,269         3,840        1,823
Unliquidated progress payments.........     (17,621)         (451)        (138)
                                           --------       -------      -------
                                             24,576        21,172       22,962
Less inventories included in current
 assets of discontinued operations, net
 of progress payments of (1997--$138;
 1996--$451; 1995--$17,621)............       7,604         1,971          658
                                           --------       -------      -------
Net inventories........................    $ 16,972       $19,201      $22,304
                                           ========       =======      =======

NOTE 4--ACCRUED EXPENSES AND OTHER LIABILITIES

                                                    SEPTEMBER 30, SEPTEMBER 28,
                                                        1995          1996
                                                    ------------- -------------
                                                      (DOLLARS IN THOUSANDS)
Royalties and related costs........................    $ 3,961       $ 3,951
Vacation...........................................      2,095         1,739
Employee compensation..............................      1,630         1,661
Insurance..........................................        332         1,107
Interest...........................................        863         1,105
Contract costs.....................................      1,348           830
Commissions........................................        519           484
Other..............................................      5,756         2,898
                                                       -------       -------
                                                        16,929        14,286
Less accrued expenses included in current
 liabilities of discontinued operations--Note 2....      2,634         1,684
                                                       -------       -------
Accrued Expenses and Other Liabilities.............    $14,295       $12,602
                                                       =======       =======

                            BEI TECHNOLOGIES, INC.

NOTE 5--LONG-TERM DEBT

                                                     SEPTEMBER 30, SEPTEMBER 28,
                                                         1995          1996
                                                     ------------- -------------
                                                       (DOLLARS IN THOUSANDS)
6.73% Series A Senior Notes; due in annual
 installments of $3,360 from October 1, 1996
 through October 1, 2000...........................     $16,800       $16,800
6.73% Series B Senior Notes; due in annual
 installments of $2,240 from November 15, 1996
 through November 15, 2000.........................      11,200        11,200
Mortgage note payable with interest at 7.96%; due
 in monthly installments of principal and interest
 of $14 until 1998 when the remaining balance of
 approximately $1,700 is due; collateralized by
 property with a book value of approximately $2,047
 at September 28, 1996.............................       1,785         1,762
Capitalized equipment lease obligations............          71           --
                                                        -------       -------
                                                         29,856        29,762
Less portion included in non-current liabilities of
 discontinued operations...........................          19           --
                                                        -------       -------
                                                         29,837        29,762
Less current portion...............................          72         5,625
                                                        -------       -------
                                                        $29,765       $24,137
                                                        =======       =======

  The Senior Notes, which are obligations of Electronics, have been recorded in the combined balance sheets of Technologies as the debt was issued to provide financing for certain acquisitions by Technologies and will be assumed by Technologies in connection with the Distribution. The interest expense associated with the Senior Notes has also been allocated to Technologies and is included in the combined results of operations. The Senior Note Agreement contains covenants concerning certain financial ratios, dividend payments and minimum balances of net worth. At September 28, 1996, Electronics was in compliance with all financial covenants.

  Maturities of long-term debt are as follows: fiscal 1997--$5,625,000; 1998-- $8,989,000; 1999--$7,308,000; 2000--$5,600,000; 2001--$2,240,000; thereafter--
none.

  Interest of approximately $2,202,000, $2,308,000 and $2,180,000 was paid during fiscal years 1996, 1995 and 1994, respectively.

NOTE 6--INCOME TAXES

  Technologies has been included in the consolidated federal income tax return of Electronics in accordance with the tax allocation arrangement between the Companies. Income taxes are allocated generally as if the companies had filed separate U.S. and state income tax returns. After the Distribution, Technologies will no longer be included in the Electronics consolidated group and will instead file a separate federal income tax return.

  Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws known at this time that will be in effect when the differences are expected to reverse.

                             BEI TECHNOLOGIES, INC.

  Significant components of the Company's net deferred tax assets as of are as follows (in thousands):

                                                     SEPTEMBER 30, SEPTEMBER 28,
     DEFERRED TAX ASSETS                                 1995          1996
     -------------------                             ------------- -------------
Accrued expenses....................................    $2,535        $3,675
Inventory valuation.................................     1,168            80
Contract reserves...................................       564           420
State net operating loss carryovers.................       143            94
Other...............................................     1,665           964
                                                        ------        ------
  Total deferred tax assets.........................     6,075         5,233
  Valuation allowance for deferred tax assets.......      (143)          (94)
                                                        ------        ------
Total deferred tax assets...........................     5,932         5,139
                                                        ------        ------
Deferred tax liabilities
Depreciation and property basis difference..........    $2,415         2,309
Prepaid expenses....................................       311           131
Accrued expenses....................................       405           252
Other...............................................       274           595
                                                        ------        ------
  Total deferred tax liabilities....................     3,405         3,287
                                                        ------        ------
  Net deferred tax assets...........................    $2,527        $1,852
                                                        ======        ======

  The provision for income tax expense consists of the following (in thousands):

                                                      YEARS ENDED
                                         --------------------------------------
                                         OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,
                                            1994        1995          1996
                                         ---------- ------------- -------------
Current
  Federal...............................      338        1,306        1,716
  State.................................      744           46           47
                                           ------      -------       ------
    Total Current.......................    1,082        1,352        1,763
Deferred
  Federal...............................       48       (2,303)         408
  State.................................     (606)        (327)         267
                                           ------      -------       ------
    Total Deferred......................     (558)      (2,630)         675
                                           ------      -------       ------
Total income tax provision (benefit)....   $  524      $(1,278)      $2,438
                                           ======      =======       ======
Income tax expense (benefit)
 attributable to continuing operations..      324        (600)        1,412
Income tax expense (benefit)
 attributable to discontinued
 operations.............................      200        (678)        1,026
                                           ------      -------       ------
Total income tax provision (benefit)....   $  524      $(1,278)      $2,438
                                           ======      =======       ======

                            BEI TECHNOLOGIES, INC.

  The provision for income taxes differs from the income tax determined by applying the applicable U.S. statutory federal income tax rate as a result of the following differences (in thousands):

                                                      YEARS ENDED
                                         --------------------------------------
                                         OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,
                                            1994        1995          1996
                                         ---------- ------------- -------------
Income tax (credit) at the statutory
 rate of 34%............................    $421       $(1,128)      $2,383
Federal income tax effect of state
 income taxes...........................     (46)           96         (106)
Goodwill amortization...................      10            18           19
Research and development and related
 credits................................     --            --          (246)
Other...................................       1            17           74
                                            ----       -------       ------
  Federal income taxes (credit).........     386          (997)       2,124
  State income taxes (credit)...........     138          (281)         314
                                            ----       -------       ------
Provision (credit) for income taxes.....    $524       $(1,278)      $2,438
                                            ====       =======       ======

  Pursuant to the tax sharing agreement with Electronics, the Company's income taxes have been paid by Electronics and credited to payable to BEI Electronics, Inc. (see Note 15).

  The Internal Revenue Services (IRS) audited Electronics' income tax returns for the fiscal years 1993 through 1995. In the third quarter of fiscal year 1997, Electronics reached a settlement with the IRS for all issues raised for these years, resulting in the payment of $1.7 million in additional taxes for those years, of which approximately $1.0 million relates to Technologies. The settlement related primarily to the timing of deductions resulting from acquisitions made by subsidiaries of the Company. The payment of these additional taxes resulted in an increase in deferred tax assets and did not affect the provision for income taxes in the third quarter of fiscal year 1997.

NOTE 7--STOCKHOLDERS' EQUITY

  The authorized capital stock of BEI Technologies, Inc. consists of 2,000,000 shares of Preferred Stock ($.001 par value) and 20,000,000 shares of Common Stock ($.001 par value).

  The authorized, issued and outstanding capital stock of BEI Sensors & Systems Company, Inc. and Defense Systems Company, Inc., all of which is held by Electronics, consists of the following for all periods presented:

                                                                       SHARES
                                                     PAR    SHARES   ISSUED AND
                                                    VALUE AUTHORIZED OUTSTANDING
                                                    ----- ---------- -----------
Preferred Stock:
  BEI Sensors & Systems Company, Inc............... $.001  200,000       --
Common Stock:
  BEI Sensors & Systems Company, Inc............... $.001  300,000       100
  BEI Defense Systems Company, Inc................. $1.00    1,000       100

NOTE 8--STOCK OPTION AND RESTRICTED STOCK PLAN

  Under the plan of Distribution, holders of vested stock options to purchase Electronics common stock will be entitled to exercise such options and receive an equivalent number of shares of Technologies common stock in connection with the Distribution. Vested options that are not exercised and unvested Electronics stock options will be converted to options to purchase Technologies common stock based on a conversion formula that will provide that the intrinsic value of the options will not increase as a result of the conversion, the ratio of the exercise price per option to the market value per share of common stock will not be reduced, and the new option will not give the holder any additional benefits.

                            BEI TECHNOLOGIES, INC.

  The 1982 Stock Plan of Electronics provided for the granting of options with exercise prices equal to the fair market value of the stock on the date the option was granted. The 1982 Stock Plan terminated December 15, 1991; no further shares can be granted and the options outstanding at June 28, 1997 will expire if not exercised by 1998.

  Option activity of the 1982 Stock Plan of Electronics related to employees of the Sensors & Systems and Defense Systems businesses who will become employees of Technologies, is summarized as follows:

                                                            NUMBER
                                                              OF
                                                            COMMON   PRICE PER
                                                            SHARES     SHARE
                                                            ------  -----------
   Options outstanding at October 2, 1993.................. 36,000  $3.13-$3.75
     Exercised.............................................  (8000)       $3.13
                                                            ------  -----------
   Options outstanding at October 1, 1994.................. 28,000        $3.75
     Exercised.............................................    --
                                                            ------
   Options outstanding at September 30, 1995............... 28,000        $3.75
     Exercised............................................. (4,000)       $3.75
                                                            ------  -----------
   Options outstanding at September 28, 1996............... 24,000        $3.75
     Exercised (unaudited)................................. (4,000)       $3.75
                                                            ------  -----------
   Options Outstanding at June 28, 1997 (unaudited)........ 20,000        $3.75
                                                            ======  ===========

  The 1987 Stock Plan of Electronics provides for the granting of options with exercise prices equal to the fair market value of the stock on the date the options were granted. The 1987 Supplemental Stock Option Plan which was combined into the 1987 Stock Plan in January 1997, required that the exercise price of each option not be less than 50% of the fair market value on the date the option was granted. Under both plans the options are exercisable in approximately three equal installments commencing one year from the date of grant with accumulation privileges.

                            BEI TECHNOLOGIES, INC.

  Option activity under the 1987 Stock Plan of Electronics related to employees of the Sensors & Systems and Defense businesses who will become employees of Technologies, is summarized as follows:

                                                           NUMBER OF
                                                            COMMON     PRICE PER
                                                            SHARES       SHARE
                                                           ---------  -----------
     Options outstanding at October 2, 1993...............  820,327   $2.88-$9.13
       Granted............................................    3,000         $6.13
       Exercised..........................................  (26,121)  $2.88-$7.25
       Terminated......................................... (129,741)  $3.75-$9.13
                                                           --------   -----------
     Options outstanding at October 1, 1994...............  667,465   $2.88-$9.13
       Granted............................................   31,000         $5.00
       Exercised..........................................  (16,814)  $2.88-$4.38
       Terminated.........................................  (71,256)  $4.38-$9.13
                                                           --------   -----------
     Options outstanding at September 30, 1995............  610,395   $2.88-$9.13
       Granted............................................   11,000   $6.00-$7.13
       Exercised.......................................... (115,922)  $2.88-$9.13
       Terminated.........................................  (48,511)  $5.00-$9.13
                                                           --------   -----------
     Options outstanding at September 28, 1996............  456,962   $2.88-$9.13
       Exercised (unaudited)..............................  (65,800)  $3.75-$8.50
       Terminated.........................................   (2,000)        $9.13
                                                           --------   -----------
     Options outstanding at June 28, 1997 (unaudited).....  389,162   $2.88-$9.13
                                                           ========   ===========

  As of June 28, 1997, options for 381,484 shares were vested and exercisable.

  Under the 1992 Restricted Stock Plan of Electronics, 700,000 shares of Electronics common stock were authorized to be issued to certain key individuals subject to forfeiture if employment terminated prior to the end of prescribed periods. The market value at the date of grant of shares is recorded as unearned restricted stock. The market value of shares granted is amortized to compensation expense over the vesting periods. As of June 28, 1997, 399,926 shares had been granted to individuals who will become employees of Technologies of which 334,250 shares are outstanding, and 125,301 shares have fully vested. Compensation expense of $406,000, $236,000 and $196,000 was recorded in fiscal years 1996, 1995 and 1994, respectively.

NOTE 9--EMPLOYEE BENEFIT PLAN

  Electronics has a defined contribution retirement plan for the benefit of all eligible employees. Contributions to the plan by Technologies for the benefit of its employees for fiscal years 1996, 1995 and 1994 were approximately $622,000, $684,000, and $726,000 respectively.

                            BEI TECHNOLOGIES, INC.

NOTE 10--LEASE COMMITMENTS

  Operating leases consist principally of leases for structures and land. Certain of the operating leases contain various options for renewal and/or purchase of the related assets for amounts approximating their fair market value at the date of exercise of the option. The future minimum payments for operating leases consisted of the following at September 28, 1996:

                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
                                                                      ----------
      1997...........................................................   $1,335
      1998...........................................................    1,207
      1999...........................................................      731
      2000...........................................................       37
      2001...........................................................      --
      Thereafter.....................................................      --
                                                                        ------
        Total minimum lease payments.................................   $3,310
                                                                        ======

  Total rental expense attributable to property, plant and equipment amounted to approximately $1,530,000, $2,238,000, and $2,779,000 fiscal years 1996,
1995 and 1994, respectively.

NOTE 11--CONTINGENCIES AND LITIGATION

 BEI Systron Donner Company vs. General Precision Industries, Inc., et al.

   In January 1997, BEI Systron Donner Company, a division of the Company, and the former shareholders of General Precision Industries, Inc. (GPI) reached a confidential settlement of the last remaining issues of the dispute that had been in arbitration since 1992. Following the November 1996 ruling by the arbitration panel that GPI may be due costs and expenses, the parties agreed in their January 1997 settlement on a final payment to fully resolve the dispute. The impact of the settlement and related legal expenses in the first quarter of 1997 was an after tax charge of approximately $1.1 million. The settlement and all remaining amounts accrued for GPI under prior rulings by the panel, including royalties for 1993 through 1996, were paid in the second quarter of fiscal 1997.

 Claim against U.S. Government

  In August, 1995, Defense Systems filed a claim against the U.S. Government relative to the fuze technical data problems experienced on previous contracts. The amount of the claim was approximately $5 million. This claim was settled with the Government in September 1996 for $3.6 million. The settlement was effected through a contract modification to increase the selling price of the related rockets by $3.6 million and was recorded as additional sales in September 1996. Defense Systems also believes it has rights for additional claims against the Government arising out of the H 70 contract and a substantial claim was filed in 1996. Due to the uncertainties inherent in the formal claims process, the Company has not recorded any recoveries for unresolved claims in the accompanying financial statements.

 Other

  The Company has pending various legal actions arising in the normal course of business. Management believes that none of these legal actions will have a material impact on the Company's financial condition or operating results.

                            BEI TECHNOLOGIES, INC.

NOTE 12--SALES

  Net sales to customers in foreign countries amounted to $10,938,000, $9,680,000 and $7,902,000 in fiscal years 1996, 1995 and 1994, respectively.
In fiscal years 1996, 1995 and 1994, foreign sales did not exceed 10% of consolidated net sales in any individual geographic area.

  Net sales to the U.S. Government for the Sensors and Systems segment's products amounted to $25,986,000, $28,930,000 and $32,718,000 in fiscal years 1996, 1995 and 1994, respectively. Net sales to the U.S. Government for the discontinued Defense Systems segment were $41,219,000, $44,012,00 and $46,043,000 for fiscal years 1996, 1995 and 1994, respectively.

NOTE 13--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The tables below present unaudited quarterly financial information for fiscal years 1996 and 1995:

                                             CONTINUING OPERATIONS
                                              THREE MONTHS ENDED
                                 ---------------------------------------------
                                 DECEMBER 30, MARCH 30, JUNE 29, SEPTEMBER 28,
                                     1995       1996      1996       1996
                                 ------------ --------- -------- -------------
                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                   AMOUNTS)
Net sales.......................   $22,354     $24,708  $24,336     $25,348
Gross profit....................     8,183       9,405    9,420       9,244
Income from continuing
 operations.....................       649         767    1,019         438
Pro forma earnings from
 continuing operations per
 common and common equivalent
 share..........................   $  0.09     $  0.11  $  0.14     $  0.06

                                   DECEMBER 31, APRIL 1,  JULY 1, SEPTEMBER 30,
                                       1994       1995     1995       1995
                                   ------------ --------  ------- -------------
Net sales.........................   $20,840    $21,677   $23,809    $24,149
Gross profit......................     7,888      7,355     9,088      9,303
Income(loss) from continuing
 operations.......................       106       (145)      662     (1,587)(1)

--------
(1) Loss from continuing operations for the fourth quarter of fiscal 1995 includes after tax charges of $2.1 million related to the GPI arbitration--(see Note 11).

                                             DISCONTINUED OPERATIONS
                                               THREE MONTHS ENDED
                                  ---------------------------------------------
                                  DECEMBER 30, MARCH 30, JUNE 29, SEPTEMBER 28,
                                      1995       1996      1996       1996
                                  ------------ --------- -------- -------------
                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                    AMOUNTS)
Net sales........................   $10,159     $12,841   $8,500     $11,135
Gross profit.....................     1,175         899    1,572       2,875
Income from discontinued
 operations......................       239         335      574         550
Pro forma earnings from
 discontinued operations per
 common and common equivalent
 share...........................   $  0.03     $  0.05   $ 0.08     $  0.08

                                    DECEMBER 31, APRIL 1, JULY 1, SEPTEMBER 30,
                                        1994       1995    1995       1995
                                    ------------ -------- ------- -------------
Net sales..........................   $13,523    $12,646  $10,602    $8,810
Gross profit.......................     1,022        391      926    (2,177)
Income(loss) from discontinued
 operations........................       177        219      240    (1,713)(2)

--------
(2) Loss from discontinued operations for the fourth quarter of fiscal 1995 includes $750,000 related to the Company's decision to exit the rocket manufacturing line of business and $910,000 related to an adjustment for the estimated cost to complete the H 70 contract (see Note 2).

                            BEI TECHNOLOGIES, INC.

NOTE 14--FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107 ("Statement 107"), "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Whenever possible, quoted market prices were used to develop fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimate its fair value disclosures for financial instruments as of September 28, 1996, and as of September 30, 1995.

  Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

  Long-Term Debt: The fair value of these liabilities has been estimated based upon the discounted future cash flows. The discount rate used included a risk free rate derived from the Treasury yield curve plus a risk weighting commensurate with the Company's borrowing position. The fair value of Electronics' long-term debt which has been allocated to the Company is approximately $23,409,000 and $28,806,000 compared with the carrying amounts of $24,137,000 and $29,765,000 at September 28, 1996 and September 30, 1995,
respectively.

NOTE 15--INTERCOMPANY TRANSACTIONS

  Amounts payable to Electronics included in the combined balance sheets represents net balances as the result of various transactions between Electronics and Technologies. There are no terms of settlement associated with the account balance. The balance results primarily from of the Company's participation in Electronics' central cash management program, wherein the Company's cash receipts are remitted to Electronics and cash disbursements are funded by Electronics. Other transactions include the Company's share of the current portion of Electronics consolidated federal and state income tax liabilities, administrative and other expenses incurred by Electronics on behalf of Technologies, and interest charges on a portion of the outstanding balances.

  Intercompany transactions are summarized follows:

                                                       YEARS ENDED
                                          --------------------------------------
                                          OCTOBER 1, SEPTEMBER 30, SEPTEMBER 28,
                                             1994        1995          1996
                                          ---------- ------------- -------------
                                                  (DOLLARS IN THOUSANDS)
Balance payable to Electronics at
 beginning of year......................   $ 10,314    $ 17,727      $ 10,404
Net cash remitted to Electronics........    (13,404)    (26,277)      (22,537)
Net transfers of assets and liabilities.      2,976      (2,086)        1,648
Allocations of Electronics' current
 federal and state tax liabilities......      (264)       2,161         1,891
Administrative and other expenses.......     18,105      18,879        14,656
                                           --------    --------      --------
Balance payable to Electronics at end of
 year...................................   $ 17,727    $ 10,404      $  6,062
                                           ========    ========      ========
Average balance during year.............   $ 16,449    $ 14,418      $  9,897
                                           ========    ========      ========

                            BEI TECHNOLOGIES, INC.

NOTE 16--SUBSEQUENT EVENT

  On September 11, 1997, Technologies adopted the 1997 Equity Incentive Plan which provides for the grant of stock options, restricted stock awards and stock bonus awards. Technologies reserved 1,600,000 shares of its common stock for issuance under the Plan, including 800,000 shares specifically reserved for substitute options to be granted to option holders of Electronics.

                                                                     SCHEDULE II

                             BEI TECHNOLOGIES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

        COLUMN A           COLUMN B           COLUMN C           COLUMN D   COLUMN E
        --------          ----------- ------------------------- ---------- ----------
                                              ADDITIONS
                                      -------------------------
                          BALANCE AT  CHARGED TO   CHARGED TO              BALANCE AT
                          BEGINNING   COSTS AND  OTHER ACCOUNTS DEDUCTIONS   END OF
      DESCRIPTION          OF PERIOD   EXPENSES     DESCRIBE     DESCRIBE    PERIOD
      -----------         ----------- ---------- -------------- ---------- ----------
                                                (IN THOUSANDS)
YEAR ENDED SEPTEMBER 28,
 1996:
Deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............     $395        $282        $ --          $70(A)     $607
  Valuation allowance
   for deferred tax
   assets...............      143                      (49)        --           94
                             ----        ----        -----         ---        ----
    Total...............     $538        $282        $ (49)        $70        $701
                             ====        ====        =====         ===        ====
YEAR ENDED SEPTEMBER 30,
 1995:
Deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............     $315        $119        $ --          $39(A)     $395
  Valuation allowance
   for deferred tax
   assets...............      --          143          --          --          143
                             ----        ----        -----         ---        ----
    Total...............     $315        $262          --          $39        $538
                             ====        ====        =====         ===        ====
YEAR ENDED OCTOBER 1,
 1994:
Deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............     $314        $ 50        $ --          $49(A)     $315
  Valuation allowance
   for deferred tax
   assets...............      --          --           --          --          --
                             ----        ----        -----         ---        ----
    Total...............     $314        $ 50        $ --          $49        $315
                             ====        ====        =====         ===        ====

--------
(A) Miscellaneous adjustments to the allowance

(B) Adjustment based on evaluation of uncertainties in the realization of state net operating loss carryovers

       REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS, AS TO SCHEDULE

The Board of Directors and Stockholders
BEI Electronics, Inc.

  We have audited the combined financial statements of BEI Technologies, Inc. as of September 28, 1996 and September 30, 1995, and for each of the three years in the period ended September 28, 1996, and have issued our report thereon dated November 20, 1996 except for Note 1 and first paragraphs of Notes 2 and 7, as to which this date is June 30, 1997, and Note 16, as to which the date is September 11, 1997. Our audits also included the financial statement schedule listed in the Index to combined Financial Statements and Schedule of this Form 10 Information Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                          Ernst & Young LLP

San Francisco, California
November 20, 1996

                                                                        ANNEX A

                               [LETTERHEAD HERE]

June 30, 1997

Board of Directors
BEI Electronics, Inc.
One Post Street--Suite 2500
San Francisco, CA 94104

Dear Gentlemen:

  We are acting as financial advisors to BEI Electronics, Inc. ("Electronics" or the "Company") in connection with the proposed distribution of all of the shares of BEI Technologies, Inc. ("Technologies") common stock to the holders of Electronics common stock, on a pro rata basis, as more fully described in the draft of the BEI Technologies, Inc. Form 10 dated June 27, 1997 (the "Spin-Off"). You have requested our opinion, as of the date hereof, whether the proposed Spin-Off is fair, from a financial point of view, to the holders of Electronics common stock.

  SBC Warburg Dillon Read, as part of its investment banking business, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. For its services, SBC Warburg Dillon Read will receive a fee, part of which is contingent upon the consummation of the Spin-Off.

  In arriving at our opinion, we have: (i) conducted discussions with members of the senior management of Electronics and with the senior management of Technologies with regard to the business and prospects of each company; (ii) analyzed certain historical business and financial information related to Electronics and Technologies provided to us by Electronics management; (iii) reviewed certain financial projections for Electronics and Technologies provided to us by Electronics management; (iv) reviewed public information relating to Electronics, including Electronics' Annual Report and Form 10-K for the five fiscal years ended September 28, 1996; (v) reviewed public information with respect to certain other companies engaged in businesses which we believed to be generally comparable to certain of the businesses conducted by Electronics and Technologies; (vi) reviewed the draft of the Technologies Form 10 dated September 10, 1997 describing the Spin-Off; and
(vii) conducted such other studies, analyses and investigations and reviewed such other economic and market data as we deemed necessary or appropriate.

  We have, with your consent, assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial budgets and forecasts, we have, at your direction, assumed that they have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the future financial performance of Electronics and Technologies. We have not made any independent valuation or appraisal of the assets or liabilities, contingent or otherwise, of Electronics or Technologies, nor have we been furnished with any such evaluation or appraisal. Further, our opinion is based on economic, monetary and market conditions existing on the date hereof.

  We have noted that Electronics, as a condition to the Distribution, expects to receive an opinion from Davis, Polk & Wardwell to the effect that the Spin-Off should not be a taxable transaction to the shareholders of Electronics under federal income tax laws. In that regard, we have, with your consent, assumed that such opinion will be delivered to Electronics.

  In rendering our opinion we are not opining as to the price at which the common stock of Electronics or Technologies will trade after the Spin-Off is effected or as to the valuation or long-term viability of Electronics or Technologies as independent public companies following the Spin-Off. This opinion does not constitute a recommendation to any current or prospective shareholder of either Electronics or Technologies as to any action or investment decision such party or person may take.

  Based upon and subject to the foregoing and recognizing that the proposed Distribution is pro-rata to holders of Electronics shares, we are of the opinion as of the date hereof that the proposed Spin-Off is fair, from a financial point of view, to the holders of Electronics common stock.

                                          Very truly yours,

                                          SBC Warburg Dillon Read

                                          By: _________________________________
                                                   Mr. Robert Moulton-Ely